SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                     Form 40-F ☑

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     The interim financial statements, Management’s Discussion & Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form F-9 No. 333-114696 (Canadian Pacific Railway Company).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: October 29, 2004	By:	Signed: R.V. Horte
		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, October 26, 2004

CPR REPORTS CONTINUED STRONG BUSINESS GROWTH,
HIGHER INCOME IN THIRD-QUARTER 2004

CALGARY – Canadian Pacific Railway today reported third-quarter 2004 net income of $177 million, or $1.11 per diluted share, compared with net income of $91 million, or $0.57 per diluted share in the same period of 2003. The increase included an after-tax gain of $73 million on foreign exchange on long-term debt. Volumes grew in six of seven business lines, including a 9-per-cent jump in intermodal, which is on pace to become a $1-billion business line for CPR this year.

Excluding foreign exchange gains and losses on long-term debt, income in third-quarter 2004 increased 9 per cent to $104 million, or $0.65 per diluted share, compared with $95 million, or $0.60 in third-quarter 2003.

Rob Ritchie, President and Chief Executive Officer of CPR, said: “I am very pleased with the ongoing growth in our business and the upward trend in CPR’s yield and operating performance accomplished by our people, who are working to drive more of this growth to the bottom line. We successfully completed an unprecedented program of track maintenance on our busy western corridor in a compressed time period while moving more freight than ever before. With several pinch-points removed, more new locomotives arriving in the coming weeks and 500 new people now qualified to operate trains, CPR has entered the fall peak season well positioned to handle anticipated freight volumes and to keep our network fluid.

“Record world oil prices remain a challenge in the transportation sector. However, CPR’s improved fuel surcharge program, which enables CPR to pass on higher prices more quickly, is generating solid results. The new surcharge program, in combination with indexing and a favourable hedge position, enabled CPR to recover about three-quarters of our price-related fuel cost increase in the third quarter,” Mr. Ritchie said.

SUMMARY OF THIRD-QUARTER 2004 COMPARED WITH THIRD-QUARTER 2003
▶	Operating income of $219 million, an increase of 8 per cent
▶	Revenue up $85 million, with increases in all business lines except grain, where a late harvest delayed rail shipments
▶	Operating expenses up $70 million, driven by higher freight volumes and fuel prices, temporary costs to train additional crews, and a return to a normal level of performance-based incentive compensation
▶	Operating ratio of 77.9 per cent, compared with 77.5 per cent

SUMMARY OF FIRST NINE MONTHS 2004 COMPARED WITH FIRST NINE MONTHS 2003
▶	Net income of $284 million, or $1.79 per diluted share, compared with $227 million, or $1.43 per diluted share
▶	Excluding foreign exchange gains and losses on long-term debt and a special charge, income of $245 million, or $1.54 per diluted share, compared with $216 million, or $1.36 per diluted share (special charge in 2003 for job reductions, an asset write-down and network restructuring)
▶	Excluding the special charge in 2003, operating income of $556 million, up $48 million
▶	Revenue up $184 million, led by a $74-million increase in intermodal freight and a $60-million increase in coal
▶	Excluding the special charge in 2003, operating expenses up $136 million, largely due to a $75-million increase in compensation and benefits reflecting growth-generated hiring and training, and a return to a normal level of performance-based incentive compensation
▶	Excluding the special charge in 2003, operating ratio improved by 0.5 percentage point to 80.7 per cent

The translation impact of the stronger Canadian dollar reduced year-to-date revenues and operating income by $98 million and $22 million, respectively. Income, excluding foreign exchange gains and losses on long-term debt and the special charge, was reduced by $6 million.

OUTLOOK

CPR expects continued strong freight volumes through the remainder of the year, including shipment of a near-normal grain crop, which entered the transportation system late after a delayed harvest.

Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, are expected to grow by 5 per cent to 10 per cent in 2004, over restated and adjusted earnings per share of $2.07 in 2003. This is based on oil prices averaging US$50 per barrel and an average exchange rate of $1.29 per U.S. dollar (US$0.78) in the fourth quarter of 2004.

2

RESTATEMENT OF COMPARATIVE FIGURES FOR 2003

Comparative figures for prior periods have been restated for retroactively applied accounting changes. The changes relate to the implementation of new accounting rules under Canadian Generally Accepted Accounting Principles (GAAP) for asset retirement obligations introduced in the first quarter of 2004 and for the expensing of stock options introduced in the fourth quarter of 2003. The combined impact of the changes is a decrease of $4 million in net income, or $0.03 in basic EPS previously reported for the third quarter of 2003. Notes 2, 7 and 10 to the financial statements further describe the impact of the accounting changes.

FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS

In the third quarter of 2004, CPR had a foreign exchange gain on long-term debt of $71 million ($73 million after tax), compared with a loss of $4 million ($4 million after tax) in the same period of 2003.

In the first nine months of 2004, CPR had a foreign exchange gain on long-term debt of $37 million ($39 million after tax), compared with a gain of $165 million ($152 million after tax) in the same period of 2003. There were no other specified items in the first nine months of 2004. Other specified items in the same period of 2003 totaled $215 million ($141 million after tax) for a program to eliminate 820 job positions over the 2003-2005 period, a write-down to fair value of under-performing assets, and the restructuring of CPR’s northeastern U.S. network.

PRESENTATION OF NON-GAAP EARNINGS

CPR presents non-GAAP earnings to provide a basis for evaluating underlying earnings trends that can be compared with the prior period’s results. Non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, as well as other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. In compliance with Revised CSA Staff Notice 52-306, other specified items are no longer referred to as non-recurring items because it is not possible to conclude that an item or items similar to one or more of those so designated will not occur within the next two years. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

It should be noted that CPR’s earnings, excluding foreign exchange gains and losses on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.

NOTE ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a

3

result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media Len Cocolicchio Tel.: (403) 319-7591 Cell: (403) 650-2748 len_cocolicchio@cpr.ca	Investment Community Paul Bell Vice-President, Investor Relations Tel.: (403) 319-3591 investor@cpr.ca

4

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended September 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Revenues
Freight	$949.0	$866.0
Other	40.7	38.3

	989.7	904.3
Operating expenses
Compensation and benefits	305.7	289.5
Fuel	109.0	84.5
Materials	41.1	39.9
Equipment rents	52.4	53.8
Depreciation and amortization	102.7	93.8
Purchased services and other	159.9	139.2

	770.8	700.7

Operating income	218.9	203.6

Other charges (Note 3)	8.5	7.4
Foreign exchange (gains) losses on long-term debt	(70.5)	3.9
Interest expense (Note 4)	54.9	56.2
Income tax expense	49.5	44.8

Net income	$176.5	$91.3

Basic earnings per share (Note 9)	$1.11	$0.57

Diluted earnings per share (Note 9)	$1.11	$0.57

See notes to interim consolidated financial statements.

5

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the nine months
	ended September 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Revenues
Freight	$2,761.7	$2,575.7
Other	119.3	121.5

	2,881.0	2,697.2
Operating expenses
Compensation and benefits	932.8	858.0
Fuel	316.6	295.5
Materials	140.4	137.9
Equipment rents	171.9	183.9
Depreciation and amortization	305.0	275.4
Purchased services and other	458.8	439.1

	2,325.5	2,189.8

Operating income before the following:	555.5	507.4
Special charge for labour restructuring and asset impairment (Note 5)	-	215.1

Operating income	555.5	292.3

Other charges (Note 3)	23.2	20.1
Foreign exchange gains on long-term debt	(37.2)	(165.2)
Interest expense (Note 4)	166.0	168.4
Income tax expense	119.8	41.7

Net income	$283.7	$227.3

Basic earnings per share (Note 9)	$1.79	$1.43

Diluted earnings per share (Note 9)	$1.79	$1.43

See notes to interim consolidated financial statements.

6

CONSOLIDATED BALANCE SHEET
(in millions)

	September 30	December 31
	2004	2003
		Restated – Note 2
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$323.2	$134.7
Accounts receivable	474.6	395.7
Materials and supplies	125.1	106.4
Future income taxes	82.1	87.4

	1,005.0	724.2

Investments	100.3	105.6
Net properties	8,415.6	8,219.6
Other assets and deferred charges	961.1	907.3

Total assets	$10,482.0	$9,956.7

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,003.1	$907.0
Income and other taxes payable	21.0	13.5
Dividends payable	21.0	20.2
Long-term debt maturing within one year	271.5	13.9

	1,316.6	954.6

Deferred liabilities	700.9	702.8
Long-term debt (Note 8)	3,196.9	3,348.9
Future income taxes	1,389.8	1,295.8

Shareholders’ equity
Share capital	1,118.9	1,118.1
Contributed surplus	298.6	294.6
Foreign currency translation adjustments	84.2	88.0
Retained income	2,376.1	2,153.9

	3,877.8	3,654.6

Total liabilities and shareholders’ equity	$10,482.0	$9,956.7

Commitments and contingencies (Note 12).
See notes to interim consolidated financial statements.

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STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended September 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Operating activities
Net income	$176.5	$91.3
Add (deduct) items not affecting cash:
Depreciation and amortization	102.7	93.8
Future income taxes	42.6	42.0
Foreign exchange (gains) losses on long-term debt	(70.5)	3.9
Amortization of deferred charges	5.7	5.0
Restructuring payments	(20.2)	(25.0)
Other operating activities, net	(27.0)	1.7
Change in non-cash working capital balances related to operations	26.2	(7.9)

Cash provided by operating activities	236.0	204.8

Investing activities
Additions to properties	(187.6)	(184.7)
Other investments	(0.6)	(7.4)
Net (costs) proceeds from disposal of transportation properties	(7.4)	3.0

Cash used in investing activities	(195.6)	(189.1)

Financing activities
Dividends paid	(20.2)	(20.2)
Issuance of shares	0.1	0.5
Net decrease in short-term borrowing	-	(7.2)
Issuance of long-term debt (Note 8)	-	324.8
Repayment of long-term debt	(2.5)	(3.4)

Cash (used in) provided by financing activities	(22.6)	294.5

Cash position
Increase in net cash	17.8	310.2
Net cash at beginning of period	305.4	49.8

Net cash at end of period	$323.2	$360.0

Net cash is defined as:
Cash and short-term investments	$323.2	$360.0

See notes to interim consolidated financial statements.

8

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the nine months
	ended September 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Operating activities
Net income	$283.7	$227.3
Add (deduct) items not affecting cash:
Depreciation and amortization	305.0	275.4
Future income taxes	108.2	35.0
Restructuring and impairment charge (Note 5)	-	215.1
Foreign exchange gains on long-term debt	(37.2)	(165.2)
Amortization of deferred charges	18.6	15.7
Restructuring payments	(58.2)	(71.2)
Other operating activities, net	(50.2)	(46.9)
Change in non-cash working capital balances related to operations	18.1	(126.2)

Cash provided by operating activities	588.0	359.0

Investing activities
Additions to properties	(516.6)	(535.2)
Other investments	(3.0)	(13.6)
Net proceeds from disposal of transportation properties	1.2	4.0

Cash used in investing activities	(518.4)	(544.8)

Financing activities
Dividends paid	(60.7)	(60.6)
Issuance of shares	0.8	0.7
Issuance of long-term debt (Note 8)	193.7	695.8
Repayment of long-term debt	(14.9)	(375.0)

Cash provided by financing activities	118.9	260.9

Cash position
Increase in net cash	188.5	75.1
Net cash at beginning of period	134.7	284.9

Net cash at end of period	$323.2	$360.0

Net cash is defined as:
Cash and short-term investments	$323.2	$360.0

See notes to interim consolidated financial statements.

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STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the nine months
	ended September 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Balance, January 1, as previously reported	$2,174.8	$1,856.9
Adjustment for change in accounting policy (Note 2)	(20.9)	(23.5)

Balance, January 1, as restated	2,153.9	1,833.4
Net income for the period	283.7	227.3
Dividends	(61.5)	(60.6)

Balance, September 30	$2,376.1	$2,000.1

See notes to interim consolidated financial statements.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2003 annual consolidated financial statements, except as discussed in Note 2, and should be read in conjunction with the annual consolidated financial statements.

2	New accounting policies

Hedging transactions
Effective January 1, 2004, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13 (“AcG 13”) “Hedging Relationships.” AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instruments that fail to meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee (“EIC”)-128 “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”. These instruments are recorded on the Consolidated Balance Sheet at fair value and changes in fair value are recognized in income in the period in which the change occurs.

In connection with the implementation of AcG 13, the Company considered its hedging relationships at January 1, 2004, and determined that its cross-currency interest rate swap agreements, with a notional amount of CDN$105 million, at December 31, 2003, no longer qualified for hedge accounting for Canadian Generally Accepted Accounting Principles (“GAAP”) purposes. At January 1, 2004, an unrealized gain of $2.2 million was recorded in “Deferred Liabilities” in the Consolidated Balance Sheet, and is being recognized in income currently, and in the future, over the term of the originally designated hedged item.

Beginning January 1, 2004, derivative instruments that don’t qualify as hedges and those not designated as hedges are being carried on the Consolidated Balance Sheet at fair value and will result in gains and losses being recorded on the Statement of Consolidated Income. The earnings impact of these non-hedging derivative instruments was a $1.8-million pre-tax gain for the quarter ended September 30, 2004, and $1.0-million pre-tax gain for the nine months ended September 30, 2004, and has been reported as “Gain on non-hedging derivative instruments” in “Other Charges” (see Note 3).

Asset retirement obligations
Effective January 1, 2004, the Company adopted retroactively with restatement the CICA Handbook Section 3110, “Asset Retirement Obligations,” to replace the current guidance on future removal costs included in the CICA Accounting Standard 3061 “Property, Plant and Equipment”. The new standard requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s prior practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when they are not legal obligations.

The result of this restatement was to reduce retained earnings on January 1, 2003, by $23.5 million and future income tax liability by $8.1 million and increase properties by $3.4 million, deferred liabilities by $29.7 million, and foreign currency translation adjustment by $5.3 million. The restatement increased net income by $3.8 million, basic earnings per share by $0.02 and fully diluted earnings per share by $0.02 for the nine months ended September 30, 2003.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

2	New accounting policies (continued)

Stock-based compensation
In the fourth quarter of 2003, CPR adopted the fair-value based approach of the CICA’s Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. The Company adopted the new accounting rules effective January 1, 2003, on a prospective basis for options issued for years beginning in 2003. For the nine months ended September 30, 2003, “Compensation and Benefits” expense was increased by $2.5 million. The adoption caused a $0.02 reduction in basic earnings per share and a $0.01 reduction in fully diluted earnings per share for the nine months ended September 30, 2003.

3	Other charges

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2004	2003	2004	2003

Amortization of discount on accruals recorded at present value	$4.5	$5.0	$14.2	$15.7
Other exchange losses (gains)	5.9	(0.3)	5.5	(2.3)
Charges on sale of accounts receivable	0.6	1.0	2.2	3.1
Gain on non-hedging derivative instruments	(1.8)	-	(1.0)	-
Other	(0.7)	1.7	2.3	3.6

Total other charges	$8.5	$7.4	$23.2	$20.1

4	Interest expense

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2004	2003	2004	2003

Interest expense	$56.3	$58.1	$170.0	$173.4
Interest income	(1.4)	(1.9)	(4.0)	(5.0)

Total interest expense	$54.9	$56.2	$166.0	$168.4

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

5	Special charge for labour restructuring and asset impairment

In the second quarter of 2003, CPR recorded a special charge of $228.5 million for restructuring and write-down of unproductive assets. This is comprised of a charge of $105.5 million to accrue for labour liabilities resulting from a company-wide productivity-driven staff reduction initiative and the future rental payments for leased space no longer being used by the company as a result of the staff downsizing; and a $116.1-million write-down to fair value of the assets of CPR’s Northeastern U.S. subsidiary, Delaware and Hudson Railway, Inc. (“D&H”), including a $21.8-million accrual for the impact of the labour restructuring. The special charge also includes a write-off of two non-beneficial investments, a supply-chain management subsidiary and an investment in an industry-wide procurement entity, totalling $6.9 million.

As a result of the retroactive adoption of the new handbook section relating to asset retirement obligations (see Note 2), the write-down to fair value of the assets of the D&H of $116.1 million was reduced by $13.4 million. This reduced the overall special charge to $215.1 million.

6	Restructuring and environmental remediation

At September 30, 2004, the provision for restructuring and environmental remediation was $412.2 million (December 31, 2003 - $462.2 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

Three months ended September 30, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	July 1			Amortization	Exchange	Sept. 30
	2004	Accrued	Payments	of Discount	Impact	2004

Labour liability for terminations and severances	$336.9	(0.9)	(12.8)	3.6	(3.9)	$322.9
Other non-labour liabilities for exit plans	8.3	0.6	(0.7)	-	(0.3)	7.9

Total restructuring liability	345.2	(0.3)	(13.5)	3.6	(4.2)	330.8

Environmental remediation program	89.8	0.2	(6.7)	-	(1.9)	81.4

Total restructuring and environmental remediation liability	$435.0	(0.1)	(20.2)	3.6	(6.1)	$412.2

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

6	Restructuring and environmental remediation (continued)

Nine months ended September 30, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization	Exchange	Sept. 30
	2004	Accrued	Payments	of Discount	Impact	2004

Labour liability for terminations and severances	$358.2	(2.3)	(43.6)	12.4	(1.8)	$322.9
Other non-labour liabilities for exit plans	9.2	0.5	(1.8)	0.1	(0.1)	7.9

Total restructuring liability	367.4	(1.8)	(45.4)	12.5	(1.9)	330.8

Environmental remediation program	94.8	0.3	(12.8)	-	(0.9)	81.4

Total restructuring and environmental remediation liability	$462.2	(1.5)	(58.2)	12.5	(2.8)	$412.2

Three months ended September 30, 2003

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	July 1			Amortization	Exchange	Sept. 30
	2003	Accrued	Payments	of Discount	Impact	2003

Total restructuring and environmental remediation liability	$513.0	-	(25.0)	3.2	0.3	$491.5

Nine months ended September 30, 2003

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization	Exchange	Sept. 30
	2003	Accrued	Payments	of Discount	Impact	2003

Total restructuring and environmental remediation liability	$441.8	127.3	(71.2)	9.8	(16.2)	$491.5

Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

7	Asset retirement obligations

The Company recorded two liabilities related to asset retirement obligations (“ARO”) totalling $31.6 million as at January 1, 2004. Prior periods were retroactively restated to be on a comparative basis. The liabilities were discounted at 6.25%.

The accretion expense related to these AROs year-to-date is $1.5 million, offset by payments made of $1.2 million, thereby increasing the ARO liability to $31.9 million. Accretion expense is included in “Depreciation and Amortization” on the Statement of Consolidated Income.

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability is $59.4 million, which, when present valued, is $30.9 million as at September 30, 2004. The payments are expected to be made in 2004 – 2054.

The Company also has a liability on a joint facility that will have to be settled based on a proportion of use during the life of the asset. The current estimate of the obligation is $13.8 million, which, when present valued, is $1.0 million as at September 30, 2004. For purposes of estimating this liability, the payment related to the retirement of the joint facility is estimated to be in 40 years.

8	Issuance of long-term debt

In the first quarter, CPR issued 5.41% Senior Secured Notes, maturing 2024, for US$145.0 million to finance the purchase of locomotives. The Notes are secured by specific locomotive units. Equal blended semi-annual payments of principal and interest of US$5.3 million are due on March 3 and September 3 of each year, up to and including September 3, 2023. Final payment of the remaining interest and principal will be made on March 3, 2024.

9	Earnings per share

At September 30, 2004, the number of shares outstanding was 158.7 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

9	Earnings per share (continued)

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
	2004	2003	2004	2003
		Restated –		Restated –
(in millions)		Note 2		Note 2

Weighted average shares outstanding	158.7	158.6	158.7	158.5
Dilutive effect of stock options	0.3	0.6	0.3	0.5

Weighted average diluted shares outstanding	159.0	159.2	159.0	159.0

(in dollars)

Basic earnings per share	$1.11	$0.57	$1.79	$1.43
Diluted earnings per share	$1.11	$0.57	$1.79	$1.43

For the quarter ended September 30, 2004, options exercisable for 102,217 Common Shares (quarter ended September 30, 2003 – 77,367) were excluded from the computation of diluted earnings per share because their effects were not dilutive. For the nine months ended September 30, 2004, options exercisable for 843,907 Common Shares (nine months ended September 30, 2003 – 395,112) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

10	Stock-based compensation

In 2004, under CPR’s stock option plans, the Company issued 1,741,400 options to purchase Common Shares at the weighted average price of $32.50 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 555,700 SARs were issued at the weighted average exercise price of $32.50.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plan as of September 30:

	2004		2003
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,226,674	$28.20	4,873,791	$26.61
New options granted	1,741,400	32.50	1,649,580	31.48
Exercised	(57,755)	13.85	(65,590)	11.79
Forfeited/cancelled	(68,518)	22.26	(80,517)	27.48
Expired	-	-	(1,003)	9.80

Outstanding, September 30	7,841,801	$29.31	6,376,261	$28.01

Options exercisable at September 30	1,284,619	$24.35	792,696	$17.56

16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

10	Stock-based compensation (continued)

In the fourth quarter of 2003, CPR prospectively adopted the fair value-based approach to accounting for stock-based compensation for options issued for years beginning in 2003. Beginning in 2003, compensation expense is recognized for stock options over their vesting period based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the nine months
		ended September 30		ended September 30
		2004	2003	2004	2003
			Restated –		Restated –
			Note 2		Note 2

Net income (in millions)	As reported	$176.5	$91.3	$283.7	$227.3
	Pro forma	$175.8	$90.6	$282.1	$225.7

(in dollars)

Basic earnings per share	As reported	$1.11	$0.57	$1.79	$1.43
	Pro forma	$1.11	$0.57	$1.78	$1.42

Diluted earnings per share	As reported	$1.11	$0.57	$1.79	$1.43
	Pro forma	$1.11	$0.57	$1.78	$1.42

Under the fair value method, the fair value of options at the grant date is $9.5 million for options issued in 2004 (nine months ended September 30, 2003 - $9.5 million). The weighted average fair value assumptions were:

	For the nine months
	ended September 30
	2004	2003

Expected option life (years)	4.50	4.41
Risk-free interest rate	4.15%	4.14%
Expected stock price volatility	28%	30%
Expected annual dividends per share	$0.50	$0.50
Weighted average fair value of options granted during the year	$8.04	$8.49

11	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended September 30, 2004, was $14.3 million (quarter ended September 30, 2003 - $10.3 million) and for the nine months ended September 30, 2004, was $53.4 million (nine months ended September 30, 2003 - $31.2 million).

17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

12	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2004, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations, other than the contingency described in the following paragraph.

Investigation and characterization of environmental contamination is ongoing at several sites at a location in Minnesota, including areas previously leased to third parties by the Company. CPR is participating in the State of Minnesota’s voluntary investigation and clean-up program, and the sites are the subject of ongoing fieldwork undertaken in conjunction with the relevant state authorities, to determine the extent and magnitude of the contamination and the appropriate remediation plan. A remediation action plan has not been fully developed at this time. CPR has initiated litigation against former lessees, which it believes are responsible for contamination at certain of the sites. At this time, the costs of remediation cannot be reasonably estimated, however, further developments in the next few quarters could lead to some conclusions at which time the Company will record a charge to income.

Capital commitments
At September 30, 2004, CPR had multi-year capital commitments of $498.9 million, in the form of signed contracts, mainly for locomotive overhaul agreements. Payments for these commitments are due in 2004 through 2018.

Operating lease commitments
At September 30, 2004, minimum payments under operating leases were estimated at $514.6 million in aggregate, with annual payments in each of the next 5 years of: remainder of 2004 – $33.3 million; 2005 - $128.2 million; 2006 - $104.6 million; 2007 - $76.6 million; 2008 - $56.9 million.

Guarantees The Company has residual value guarantees on operating lease commitments of $180.5 million at September 30, 2004.

The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2004, these accruals amounted to $8.5 million.

13	Reclassification

Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2004.

18

Summary of Rail Data
Third Quarter					Year-to-date
2004	2003 (1)	Variance	%		2004	2003 (1)	Variance	%

				Financial (millions, except per share data)
				Revenues
$949.0	$866.0	$83.0	9.6	Freight	$2,761.7	$2,575.7	$186.0	7.2
40.7	38.3	2.4	6.3	Other	119.3	121.5	(2.2)	(1.8)

989.7	904.3	85.4	9.4		2,881.0	2,697.2	183.8	6.8

				Expenses (2)
305.7	289.5	16.2	5.6	Compensation and benefits	932.8	858.0	74.8	8.7
109.0	84.5	24.5	29.0	Fuel	316.6	295.5	21.1	7.1
41.1	39.9	1.2	3.0	Materials	140.4	137.9	2.5	1.8
52.4	53.8	(1.4)	(2.6)	Equipment rents	171.9	183.9	(12.0)	(6.5)
102.7	93.8	8.9	9.5	Depreciation and amortization	305.0	275.4	29.6	10.7
159.9	139.2	20.7	14.9	Purchased services and other	458.8	439.1	19.7	4.5

770.8	700.7	70.1	10.0		2,325.5	2,189.8	135.7	6.2

218.9	203.6	15.3	7.5	Operating income before other specified items (3)	555.5	507.4	48.1	9.5
8.5	7.4	1.1	14.9	Other charges	23.2	20.1	3.1	15.4
54.9	56.2	(1.3)	(2.3)	Interest expense	166.0	168.4	(2.4)	(1.4)
51.7	44.9	6.8	15.1	Income tax expense before foreign exchange gains (losses) on long-term debt and other specified items (3)	121.2	102.6	18.6	18.1

103.8	95.1	8.7	9.1	Income before foreign exchange gains (losses) on long-term debt and other specified items (3)	245.1	216.3	28.8	13.3

				Foreign exchange gains (losses) on long-term debt (FX on LTD)
70.5	(3.9)	74.4	-	FX on LTD	37.2	165.2	(128.0)	-
2.2	0.1	2.1	-	Income tax on FX on LTD	1.4	(12.8)	14.2	-

72.7	(3.8)	76.5	-	FX on LTD (net of tax)	38.6	152.4	(113.8)	-

				Other specified items
-	-	-	-	Special charge for labour restructuring and asset impairment	-	(215.1)	215.1	-
-	-	-	-	Income tax on special charge	-	73.7	(73.7)	-

-	-	-	-	Special charge (net of tax)	-	(141.4)	141.4	-

$176.5	$91.3	$85.2	93.3	Net income	$283.7	$227.3	$56.4	24.8

				Earnings per share (EPS)
$1.11	$0.57	$0.54	94.7	Basic earnings per share	$1.79	$1.43	$0.36	25.2
$1.11	$0.57	$0.54	94.7	Diluted earnings per share	$1.79	$1.43	$0.36	25.2

				EPS before FX on LTD and other specified items
$0.65	$0.60	$0.05	8.3	Basic earnings per share	$1.54	$1.36	$0.18	13.2
$0.65	$0.60	$0.05	8.3	Diluted earnings per share	$1.54	$1.36	$0.18	13.2
158.7	158.6	0.1	0.1	Weighted average number of shares outstanding (millions)	158.7	158.5	0.2	0.1
77.9	77.5	0.4	-	Operating ratio before other specified items (3) (4) (%)	80.7	81.2	(0.5)	-
7.4	7.4	-	-	ROCE before FX on LTD & other specified items (after tax) (3) (4) (%)	7.4	7.4	-	-
44.8	46.7	(1.9)	-	Net debt to net debt plus equity (%)	44.8	46.7	(1.9)	-
$210.4	$196.2	$14.2	7.2	EBIT before FX on LTD and other specified items (3) (4) (millions)	$532.3	$487.3	$45.0	9.2
$313.1	$290.0	$23.1	8.0	EBITDA before FX on LTD and other specified items (3) (4) (millions)	$837.3	$762.7	$74.6	9.8

(1)	The 2003 financial data has been restated for Stock Option Accounting and Asset Retirement Obligations (ARO) accounting changes.

(2)	Before other specified items.

(3)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(4)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.

	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

19

Summary of Rail Data (Page 2)
Third Quarter					Year-to-date
2004	2003	Variance	%		2004	2003	Variance	%

				Commodity Data

				Freight Revenues (millions)
$171.6	$183.6	($12.0)	(6.5)	- Grain	$468.7	$455.7	$13.0	2.9
138.1	106.5	31.6	29.7	- Coal	387.6	327.8	59.8	18.2
109.5	97.3	12.2	12.5	- Sulphur and fertilizers	351.3	318.9	32.4	10.2
86.6	83.6	3.0	3.6	- Forest products	243.0	255.1	(12.1)	(4.7)
112.6	99.0	13.6	13.7	- Industrial products	321.5	296.2	25.3	8.5
67.8	59.5	8.3	13.9	- Automotive	221.9	228.3	(6.4)	(2.8)
262.8	236.5	26.3	11.1	- Intermodal	767.7	693.7	74.0	10.7

$949.0	$866.0	$83.0	9.6	Total Freight Revenues	$2,761.7	$2,575.7	$186.0	7.2

				Millions of Revenue Ton-Miles (RTM)
5,728	5,800	(72)	(1.2)	- Grain	16,992	15,885	1,107	7.0
6,392	5,439	953	17.5	- Coal	18,737	16,263	2,474	15.2
4,869	4,208	661	15.7	- Sulphur and fertilizers	15,674	13,805	1,869	13.5
2,745	2,737	8	0.3	- Forest products	7,963	8,230	(267)	(3.2)
3,587	3,354	233	6.9	- Industrial products	10,644	9,685	959	9.9
536	508	28	5.5	- Automotive	1,753	1,937	(184)	(9.5)
6,722	6,178	544	8.8	- Intermodal	20,261	18,002	2,259	12.5

30,579	28,224	2,355	8.3	Total RTMs	92,024	83,807	8,217	9.8

				Freight Revenue per RTM (cents)
3.00	3.17	(0.17)	(5.4)	- Grain	2.76	2.87	(0.11)	(3.8)
2.16	1.96	0.20	10.2	- Coal	2.07	2.02	0.05	2.5
2.25	2.31	(0.06)	(2.6)	- Sulphur and fertilizers	2.24	2.31	(0.07)	(3.0)
3.15	3.05	0.10	3.3	- Forest products	3.05	3.10	(0.05)	(1.6)
3.14	2.95	0.19	6.4	- Industrial products	3.02	3.06	(0.04)	(1.3)
12.65	11.71	0.94	8.0	- Automotive	12.66	11.79	0.87	7.4
3.91	3.83	0.08	2.1	- Intermodal	3.79	3.85	(0.06)	(1.6)
3.10	3.07	0.03	1.0	Freight Revenue per RTM	3.00	3.07	(0.07)	(2.3)

				Carloads (thousands)
78.3	82.3	(4.0)	(4.9)	- Grain	228.5	215.0	13.5	6.3
100.2	87.1	13.1	15.0	- Coal	297.6	262.6	35.0	13.3
49.8	44.6	5.2	11.7	- Sulphur and fertilizers	160.5	143.0	17.5	12.2
41.3	40.5	0.8	2.0	- Forest products	121.8	125.0	(3.2)	(2.6)
71.4	63.0	8.4	13.3	- Industrial products	213.2	192.1	21.1	11.0
40.9	37.4	3.5	9.4	- Automotive	131.2	131.2	-	-
289.5	276.5	13.0	4.7	- Intermodal	870.2	794.2	76.0	9.6

671.4	631.4	40.0	6.3	Total Carloads	2,023.0	1,863.1	159.9	8.6

				Freight Revenue per Carload
$2,192	$2,231	($39)	(1.7)	- Grain	$2,051	$2,120	($69)	(3.3)
1,378	1,223	155	12.7	- Coal	1,302	1,248	54	4.3
2,199	2,182	17	0.8	- Sulphur and fertilizers	2,189	2,230	(41)	(1.8)
2,097	2,064	33	1.6	- Forest products	1,995	2,041	(46)	(2.3)
1,577	1,571	6	0.4	- Industrial products	1,508	1,542	(34)	(2.2)
1,658	1,591	67	4.2	- Automotive	1,691	1,740	(49)	(2.8)
908	855	53	6.2	- Intermodal	882	873	9	1.0
$1,413	$1,372	$41	3.0	Freight Revenue per Carload	$1,365	$1,382	($17)	(1.2)

20

Summary of Rail Data (Page 3)
Third Quarter					Year-to-date
2004	2003 (1)	Variance	%		2004	2003 (1)	Variance	%

				Operations and Productivity

57,626	54,169	3,457	6.4	Freight gross ton-miles (GTM) (millions)	172,881	161,701	11,180	6.9
30,579	28,224	2,355	8.3	Revenue ton-miles (RTM) (millions)	92,024	83,807	8,217	9.8
10,122	9,739	383	3.9	Train-miles (thousands)	30,247	29,811	436	1.5

3.10	3.07	0.03	1.0	Freight revenue per RTM (cents)	3.00	3.07	(0.07)	(2.3)
2.52	2.48	0.04	1.6	Total operating expenses per RTM (2) (cents)	2.53	2.61	(0.08)	(3.1)
1.34	1.29	0.05	3.9	Total operating expenses per GTM (2) (cents)	1.35	1.35	-	-
76.15	71.95	4.20	5.8	Total operating expenses per train-mile (2) (dollars)	76.88	73.46	3.42	4.7

16,419	16,522	(103)	(0.6)	Number of active employees at end of period	16,419	16,522	(103)	(0.6)
16,528	16,569	(41)	(0.2)	Average number of active employees	16,063	16,145	(82)	(0.5)
13,848	13,898	(50)	(0.4)	Miles of road operated at end of period (3)	13,848	13,898	(50)	(0.4)

3,487	3,269	218	6.7	GTMs per average active employee (000)	10,763	10,016	747	7.5
4,161	3,898	263	6.7	GTMs per mile of road operated (3) (000)	12,484	11,635	849	7.3
652	656	(4)	(0.6)	GTMs per active locomotive per day (000)	655	652	3	0.5

5,693	5,562	131	2.4	Average train weights (tons)	5,716	5,424	292	5.4
3,974	4,125	(151)	(3.7)	Average train length (feet)	4,047	4,038	9	0.2
25.0	25.6	(0.6)	(2.3)	Average train speed (mph)	24.2	25.6	(1.4)	(5.5)

1.16	1.18	(0.02)	(1.7)	U.S. gallons of fuel per 1,000 GTMs	1.22	1.25	(0.03)	(2.4)
1.10	0.84	0.26	31.0	Average fuel price excluding provincial fuel taxes (U.S. dollar per U.S. gallon)	1.03	0.89	0.14	15.7
66.9	63.8	3.1	4.9	Diesel fuel consumed – freight & yard (million U.S. gallons)	210.7	202.5	8.2	4.0

2.7	3.2	(0.5)	(15.6)	FRA personal injuries per 200,000 employee-hours	2.9	3.2	(0.3)	(9.4)
1.4	1.9	(0.5)	(26.3)	FRA train accidents per million train-miles	1.8	1.8	-	-

(1)	Prior period has been restated to conform with presentation in 2004.

(2)	Excludes special charge for labour restructuring and asset impairment.

(3)	Excludes track on which CPR has haulage rights.

21

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the three months and nine months ended September 30, 2004. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

October 25, 2004

Business Profile and Strategy

•      Business Profile

Canadian Pacific Railway Limited and its subsidiaries (collectively “CPR” or “the Company”) operate a transcontinental railway in Canada and the United States and provide logistics and supply chain expertise worldwide. The Company provides rail and intermodal transportation services over a network of approximately 14,000 miles, serving the principal business centres of Canada, from Montreal, Quebec to Vancouver, British Columbia and the U.S. Northeast and Midwest regions. CPR feeds directly into the U.S. heartland from the East and West coasts. Agreements and alliances with other carriers extend CPR’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. CPR transports bulk commodities, merchandise freight, and intermodal traffic. Bulk commodities include grain, coal, sulphur and potash. Merchandise freight consists of finished vehicles and automotive parts, and forest and industrial products. Intermodal traffic consists largely of high-value, time-sensitive consumer products transported in overseas containers that can be handled by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

Strategy

CPR’s goals are to become the preferred business partner for rail-based transportation services in North America and to be at the forefront of the railway industry in operating profitability and return on capital employed. Its principal strategies to accomplish these goals include maximizing the strengths of its North American railway franchise by operating a low-cost scheduled railway, developing new products and services in cooperation with customers and partners, and extending the reach of the franchise through marketing and operating partnerships and alliances with other railways and transport companies in North America. CPR’s overall marketing and sales activities within each of its lines of business are focused on targeted growth, product efficiency and maximizing value from existing assets.

•     Additional Information

Additional information about CPR, including Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents is available on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the U.S.

Operating Results

CPR’s net income for the three months ended September 30, 2004, was $176.5 million, an increase of $85.2 million from $91.3 million in the same period of 2003. Net income for the nine months ended September 30, 2004 was $283.7 million, an increase of $56.4 million from $227.3 million for the same nine months in 2003. The increase for the third quarter of 2004 was mainly the result of a $72.7-million after-tax foreign exchange gain on long-term debt (“LTD”) in the third quarter of 2004, compared with a $3.8-million after-tax foreign exchange loss on LTD in the same period of 2003. In addition, net income increased due to an increase in revenues in the third quarter of 2004, compared with revenues in the same period of 2003 (discussed further in this MD&A under the heading “Revenues”), partially offset by increases in compensation and benefits, fuel and purchased services and other expenses (discussed further in this MD&A under the heading “Operating Expenses, Excluding Other Specified Items”). Year-to-date net income also increased due to higher revenues in 2004, partially offset by increased expenses in 2004. In addition, net income increased due to a special charge of $141.4 million, after tax ($215.1 million before tax), taken in the second quarter of 2003 for a restructuring initiative and an asset impairment charge, substantially offset by an after-tax foreign exchange gain on LTD of $38.6 million in the first nine months of 2004, compared with an after-tax foreign exchange gain on LTD of $152.4 million in the same period of 2003.

The foreign exchange gains and losses on LTD, discussed in the previous paragraph, arose as a result of the Canadian dollar strengthening and weakening, as applicable, relative to the U.S. dollar (“FX”). FX on LTD is discussed further under the sub-heading “Foreign Exchange Gains (Losses) on Long-Term Debt”.

The Company had operating income in the third quarter of 2004 of $218.9 million, an increase of $15.3 million from $203.6 million in third-quarter 2003. Operating income for the first nine months of 2004 was $555.5 million, an increase of $263.2 million from $292.3 million for the same period in 2003. The increase in third-quarter 2004 operating income, compared with the same period in 2003, was due mainly to higher revenues resulting from increased freight volumes in 2004. The year-to-date increase in operating income was due to higher revenues resulting from increased freight volumes, the special charge taken in the second quarter of 2003, partially offset by costs and lost revenues associated with a major avalanche on the busiest portion of CPR’s mainline and severe weather in the first quarter of 2004, as well as by the net effect of FX on U.S. dollar-denominated revenues and expenses.

Diluted earnings per share (“EPS”) for the three months ended September 30, 2004 was $1.11, an increase of $0.54 from $0.57 in the third quarter in 2003. Diluted EPS for the first nine months in 2004 was $1.79, an increase of $0.36 from $1.43 for the first nine months in 2003. Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes that options which have an exercise price below their market price are exercised and that the proceeds are used to purchase common shares at the average market price during the period.

Fluctuations in the value of the Canadian dollar affect CPR’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Operating income is also reduced, as more revenues than expenses are generated in U.S. dollars.

During the third quarter, the average foreign exchange rate for converting Canadian dollars to U.S. dollars increased to $0.75 from $0.73 for the same period in 2003. The average foreign exchange rate increased to $0.75 for the first nine months of 2004 compared with $0.69 for the same nine-month period of 2003. This reduced revenues in the third quarter of 2004 by approximately $17 million and by $98 million year-to-date. Operating expenses were reduced in the third quarter of 2004 by approximately $12 million and $76 million year-to-date. The Canadian dollar’s gain, relative to the U.S. dollar, reduced operating income in third-quarter

2004 by approximately $5 million and by approximately $22 million for the first nine months of 2004. After-tax income before FX on LTD was reduced by approximately $6 million after the first nine months of 2004. The effect of FX on the Company’s financial statements is discussed further under the heading “Foreign Exchange”.

The Company’s operating ratio weakened to 77.9% in the third quarter of 2004, from 77.5% in third-quarter 2003, and improved to 80.7% in the first nine months of 2004, from 81.2% for the first nine months of 2003. The operating ratio for year-to-date 2003 excludes the special charge. The operating ratio is calculated by dividing total operating expenses by total revenues. The operating ratio demonstrates the percentage of revenues used to operate the railway.

Non-GAAP Earnings

Summarized statement of consolidated income	For the three months		For the nine months
(reconciliation of non-GAAP earnings to GAAP	ended September 30		ended September 30
earnings)
(in millions) (unaudited)	2004	2003(1)	2004	2003(1)

Revenues	$989.7	$904.3	$2,881.0	$2,697.2
Operating expenses, excluding other specified items (2)	770.8	700.7	2,325.5	2,189.8

Operating income, excluding other specified items (2)	218.9	203.6	555.5	507.4

Other charges	8.5	7.4	23.2	20.1
Interest expense	54.9	56.2	166.0	168.4
Income tax expense, before income tax on FX on LTD and other specified items (2)	51.7	44.9	121.2	102.6

Income, before FX on LTD and other specified items (2)	103.8	95.1	245.1	216.3

Other specified items
Special charge for labour restructuring and asset impairment	—	—	—	(215.1)
Income tax on other specified items	—	—	—	73.7

Other specified items (net of tax)	—	—	—	(141.4)

Foreign exchange gains (losses) on long-term debt
FX on LTD — gains (losses)	70.5	(3.9)	37.2	165.2
Income tax on FX on LTD	2.2	0.1	1.4	(12.8)

FX on LTD (net of tax)	72.7	(3.8)	38.6	152.4

Net income	$176.5	$91.3	$283.7	$227.3

(1)	Certain prior period figures have been restated to conform with presentation adopted in 2004.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are described under the sub-heading “Other Specified Items”.

CPR presents non-GAAP earnings to provide a basis for evaluating underlying earnings trends that can be compared with results in prior periods. Non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, as well as other specified items that are not among CPR’s normal ongoing revenues and operating expenses. A reconciliation of income, before FX on LTD and other specified items, to net income as presented in the financial statements is detailed in the table above.

It should be noted that CPR’s earnings, before FX on LTD and other specified items, as described in this MD&A, have no standardized meanings and are not defined by Canadian generally accepted accounting principles (“GAAP”) and, therefore, are unlikely to be comparable to similar measures presented by other companies. In some previous disclosure documents, CPR has referred to certain items excluded from non-GAAP earnings measures as “non-recurring items”. However, in this MD&A and accompanying documents, items (other than FX on LTD) excluded from non-GAAP earnings measures have been identified as “other specified items” in compliance with Revised Canadian Securities Administrators (“CSA”) Staff Notice 52-306, as it is not possible to conclude with certainty that an item or items similar to one or more of those so designated is not likely to occur within the next two years.

•     Non-GAAP Results

Income, before FX on LTD and other specified items, was $103.8 million in the third quarter of 2004, an increase of $8.7 million from $95.1 million for the same three months in 2003. Income, before FX on LTD and other specified items, was $245.1 million for the first nine months of 2004, an increase of $28.8 million from $216.3 million for the same nine months in 2003. The Company continued to transport higher freight volumes in the third quarter of 2004, compared with the same period of 2003. Additional income generated by this growth was partially offset by an increase in volume-related expenses and in labour costs due to inflation, training and benefits. The year-to-date increase in income was achieved despite the negative effect of FX on U.S. dollar-denominated revenues and expenses, and costs and lost revenues associated with an avalanche in the first quarter of 2004.

	For the three months		For the nine months
Non-GAAP performance indicators	ended September 30		ended September 30
(reconciliation of non-GAAP EPS to GAAP EPS)
(unaudited)	2004	2003(1)	2004	2003(1)

Basic and Diluted EPS, before FX on LTD and other specified items (2)	$0.65	$0.60	$1.54	$1.36
Basic and Diluted EPS, reflecting FX on LTD — net of tax	0.46	(0.03)	0.25	0.96
Basic and Diluted EPS, reflecting other specified items — net of tax	—	—	—	(0.89)

Basic and Diluted EPS, as determined by GAAP	$1.11	$0.57	$1.79	$1.43

(1)	Certain prior period figures have been restated to conform with presentation adopted in 2004.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are described under the sub-heading “Other Specified Items”.

Diluted EPS, before FX on LTD and other specified items, was $0.65 in the third quarter of 2004, an increase of $0.05 from $0.60 in the same quarter in 2003. Diluted EPS, before FX on LTD and other specified items, was $1.54 for the first nine months of 2004, an increase of $0.18 from $1.36 for the same period in 2003. Diluted EPS, before FX on LTD and other specified items, is calculated by dividing income, before FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described on page 3.

•            Foreign Exchange Gains (Losses) on Long-Term Debt

Foreign exchange gains or losses on LTD, which are mainly unrealized, are excluded to eliminate the impact of volatile short-term exchange rate fluctuations, which are only realized when U.S. dollar-denominated LTD matures or is settled. Foreign exchange gains on LTD were $70.5 million, before tax, in the third quarter of 2004, compared with foreign exchange losses on LTD of $3.9 million, before tax, in the same period of 2003. Year-to-date before-tax foreign exchange gains on LTD were $37.2 million in 2004, compared with before-tax foreign exchange gains of $165.2 million for the first nine months in 2003. The changes were due to the effect of FX, net of hedging, on U.S. dollar-denominated LTD. For every $0.01 the Canadian dollar strengthens relative to the U.S. dollar, the conversion of U.S. dollar-denominated LTD to Canadian dollars creates a pre-tax foreign exchange gain of approximately $9 million to $10 million.

•            Other Specified Items

Other specified items may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify CPR’s normal business activities.

The single other specified item impacting CPR’s results was a special charge taken in the second quarter of 2003 of $141.4 million after tax ($215.1 million before tax) to reflect the costs associated with a restructuring initiative to eliminate 820 jobs by the end of 2005, and to adjust the value of certain under-performing assets to fair value. There are no other specified items for the applicable periods in 2004.

Lines of Business

Volumes

Higher freight volumes result in increases in revenues and certain variable expenses such as fuel, equipment rents and crew costs. A 6% increase in carloads and an 8% increase in revenue ton-miles (“RTM”) in the third quarter of 2004 were largely responsible for a 10% increase in freight revenues and an increase in related variable expenses, compared with the same period in 2003.

Volumes	For the three months		For the nine months
	ended September 30		ended September 30
	2004	2003	2004	2003

Carloads (in thousands)
Grain	78.3	82.3	228.5	215.0
Coal	100.2	87.1	297.6	262.6
Sulphur and fertilizers	49.8	44.6	160.5	143.0
Forest products	41.3	40.5	121.8	125.0
Industrial products	71.4	63.0	213.2	192.1
Automotive	40.9	37.4	131.2	131.2
Intermodal	289.5	276.5	870.2	794.2

Total carloads	671.4	631.4	2,023.0	1,863.1

Revenue ton-miles (in millions)
Grain	5,728	5,800	16,992	15,885
Coal	6,392	5,439	18,737	16,263
Sulphur and fertilizers	4,869	4,208	15,674	13,805
Forest products	2,745	2,737	7,963	8,230
Industrial products	3,587	3,354	10,644	9,685
Automotive	536	508	1,753	1,937
Intermodal	6,722	6,178	20,261	18,002

Total revenue ton-miles	30,579	28,224	92,024	83,807

CPR handled 671 thousand carloads in the third quarter of 2004, an increase of 40 thousand carloads, or 6%, from 631 thousand in the same period of 2003. In the first nine months of 2004, 2,023 thousand carloads were moved, an increase of 160 thousand, or 9%, from 1,863 thousand for the same nine months in 2003. Carloads are comprised of revenue-generating shipments of containers, trailers and freight cars.

RTMs were 30,579 million in the third quarter of 2004, an increase of 2,355 million, or 8%, from 28,224 million in the same period of 2003. For the year to date, RTMs were 92,024 million, an increase of 8,217 million, or 10%, from 83,807 million for the first nine months of 2003. RTMs are defined as the movement of a revenue-producing ton of freight a distance of one mile.

Revenues

The Company’s revenues are derived primarily from the transportation of freight. Other revenues are generated mainly from leasing of CPR track and other assets, container storage and terminal services fees, switching fees, land sales and income from business partnerships.

CPR maintains competitive freight rates and reviews its rates on a regular basis, adjusting them for market conditions as warranted. Current favourable market conditions are enabling CPR to pursue value-pricing opportunities.

In response to rapidly rising fuel prices, the Company has revised its method of calculating the surcharge applied to help recover fuel costs. A new fuel surcharge program provides customers with surcharges that are more closely tied to current fuel prices and enables CPR to adjust its rates more quickly as fuel prices fluctuate. In the third quarter of 2004 fuel surcharge revenue, included in freight revenue, totalled $18 million, an increase of $11 million from the third quarter of 2003. In the first nine months of 2004 fuel surcharge revenue totalled $43 million, an increase of $20 million from the same period in 2003.

Total revenues, which consist of freight and other revenues, were $989.7 million in the third quarter of 2004, an increase of $85.4 million from $904.3 million in the same period of 2003. Revenues for the first nine months of 2004 were $2,881.0 million, an increase of $183.8 million from $2,697.2 million in the first nine months of 2003. Increases were achieved through strong volume growth and freight rate increases in the third quarter and the first nine months of 2004, compared with the same periods in 2003.

	For the three months		For the nine months
Revenues	ended September 30		ended September 30
(in millions)
(unaudited)	2004	2003	2004	2003

Grain	$171.6	$183.6	$468.7	$455.7
Coal	138.1	106.5	387.6	327.8
Sulphur and fertilizers	109.5	97.3	351.3	318.9
Forest products	86.6	83.6	243.0	255.1
Industrial products	112.6	99.0	321.5	296.2
Automotive	67.8	59.5	221.9	228.3
Intermodal	262.8	236.5	767.7	693.7

Total freight revenues	$949.0	$866.0	$2,761.7	$2,575.7
Other revenues	40.7	38.3	119.3	121.5

Total revenues	$989.7	$904.3	$2,881.0	$2,697.2

Freight Revenues

Freight revenues are earned from transportation of bulk, merchandise and intermodal goods and include fuel surcharges billed to CPR customers. Freight revenues were $949.0 million in the third quarter of 2004, an increase of $83.0 million from $866.0 million for the same period of 2003. For the first nine months of 2004, freight revenues were $2,761.7 million, a $186.0-million increase from $2,575.7 million for the same period in 2003. Volume growth in the third quarter of 2004, compared to the same period in 2003, more than offset the approximately $17-million negative effect of FX on revenues. Volumes also increased in the first nine months of 2004, compared with the same period in 2003, which more than offset the negative effect of FX on revenues of approximately $95 million. Revenues increased mainly in the intermodal, coal, industrial products and sulphur and fertilizers businesses. An avalanche that caused a disruption on the busiest portion of CPR’s mainline in the first quarter of 2004 negatively affected year-to-date volumes and revenues.

•     Grain

Canadian grain products, consisting mainly of durum, spring wheat, barley, canola, flax, rye and oats, are primarily transported to Canadian and U.S. markets for domestic consumption and to Canadian ports for export. U.S. grain products mainly include durum, spring wheat, corn, soybeans and barley shipped from the midwestern U.S. to other points in the Midwest, the Pacific Northwest and the northeastern U.S. Grain revenues in the third quarter of 2004 were $171.6 million, a decrease of $12.0 million (down $8 million, excluding the effect of FX) from $183.6 million in the same period in 2003. For the year to date, grain revenues were $468.7 million, an increase of $13.0 million (up $31 million, excluding the effect of FX) from $455.7 million for the same period in 2003. Grain volumes decreased in the third quarter due to delayed crop harvests in the third quarter of 2004. In addition, U.S. grain revenues were negatively impacted as producers held on to product due to lower commodity prices. Canadian grain revenues increased in the first nine months of 2004, compared with the same period in 2003, as a result of strong world demand and larger crop production following a drought-induced decline experienced throughout 2002 and the first half of 2003. This growth was partially offset by penalties paid in the first half of 2004 for delays in grain shipments and by reduced U.S. grain shipments.

•     Coal

CPR’s Canadian coal business consists primarily of metallurgical coal transported from southeastern British Columbia to the ports of Vancouver, British Columbia and Thunder Bay, Ontario, and the U.S. Midwest. CPR transports U.S. coal, primarily thermal coal and petroleum coke, mainly within the U.S. Midwest. In the third quarter of 2004, coal revenues were $138.1 million, an increase of $31.6 million (up $33 million, excluding the effect of FX) from $106.5 million in the same period of 2003. Coal revenues were $387.6 million for the first nine months of 2004, an increase of $59.8 million (up $66 million, excluding the effect of FX) from $327.8 million for the same period in 2003. Revenues in the third quarter and first nine months of 2004 increased largely due to a stronger steel market, which created a higher world demand for metallurgical coal, and increased freight rates. In addition, operational improvements allowed CPR to move significantly more coal in the third quarter in 2004, compared with the third quarter in 2003.

•     Sulphur and Fertilizers

Sulphur and fertilizers include chemical fertilizers, potash and sulphur that are shipped mainly from western Canada to the ports of Vancouver and Portland, Oregon, as well as other Canadian and U.S. destinations. Revenues were $109.5 million in third-quarter 2004, an increase of $12.2 million (up $14 million, excluding the effect of FX) from $97.3 million in the same period in 2003. For the first nine months of 2004, these revenues were $351.3 million, an increase of $32.4 million (up $43 million, excluding the effect of FX) from $318.9 million for the same nine months in 2003. Third-quarter revenues were higher in 2004, compared with the same period in 2003, due mainly to increased export potash shipments, driven by increased demand in Brazil and East Asia. In addition, revenues for the first nine months in 2004 increased due to domestic potash shipments, driven by demand for fertilizer for North American corn and soybeans.

•     Forest Products

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenues were $86.6 million in third-quarter 2004, an increase of $3.0 million (up $5 million, excluding the effect of FX) from $83.6 million in the third quarter of 2003. Revenues were $243.0 million for the first nine months of 2004, a decrease of $12.1 million (up $2 million, excluding the effect of FX) from $255.1 million for the same period in 2003. Third-quarter revenues for 2004 increased when compared with the same period of 2003 due largely to improved centrebeam car availability for lumber and a shift to rail from truck in the newsprint market, partially offset by the effect of FX. Year-to-date revenues were down due mainly to the effect of FX and weather-related issues affecting CPR’s car availability as well as certain CPR customers’ ability to prepare their products for transport. These factors were partially offset by the factors that positively influenced third-quarter revenues.

•     Industrial Products

Industrial products include chemicals, plastics, aggregates, steel, mine and energy-related products (other than coal) shipped throughout North America. In the third quarter of 2004, industrial products revenues were $112.6 million, an increase of $13.6 million (up $16 million, excluding the effect of FX) from $99.0 million in the same period of 2003. Revenues were $321.5 million for the first nine months of 2004, an increase of $25.3 million (up $41 million, excluding the effect of FX) from $296.2 million for the same period in 2003. Revenues increased in the third quarter and first nine months of 2004, compared with the same periods of 2003. The increase was driven by increased steel demand driven by economic expansion and for pipeline projects, strong demand for aggregates driven by oil drilling and construction, increased market share for plastics, along with freight rate increases for energy products in 2004.

•     Automotive

Automotive business consists of the transportation of domestic and import vehicles and automotive parts from North American assembly plants and the Port of Vancouver to destinations in the Canadian and U.S. marketplaces. In the third quarter of 2004, automotive revenues were $67.8 million, an increase of $8.3 million (up $10 million, excluding the effect of FX) from $59.5 million in third-quarter 2003. Revenues were $221.9 million for the first nine months of 2004, a decrease of $6.4 million (up $6 million, excluding the effect of FX) from $228.3 million for the same period in 2003. Revenues were higher in the third quarter of 2004, compared with the same quarter in 2003, due to a power outage that reduced automotive shipments and revenues in the third quarter of 2003 and increased volumes due to greater consumer demand for certain vehicle models in the third quarter of 2004, partially offset by the effect of FX. Revenues were down for the first nine months of 2004, compared with the same period in 2003, due to the effect of FX and a decline in consumer demand in the Canadian market for certain vehicle models, partially offset by the positive influences mentioned for the third quarter.

•     Intermodal

Intermodal business consists of domestic and international (containerized import-export) traffic. CPR’s domestic segment handles a variety of products within Canada as well as to and from the U.S, moving primarily retail goods between eastern and western Canada. The international segment handles containers of mainly consumer goods between the ports of Vancouver, Montreal, New York/New Jersey and Philadelphia as well as to and from Canadian and U.S. inland destinations. Intermodal revenues were $262.8 million in third-quarter 2004, increasing $26.3 million (up $30 million, excluding the effect of FX) from $236.5 million in third-quarter 2003. For the first nine months of 2004, revenues were $767.7 million, an increase of $74.0 million (up $93 million, excluding the effect of FX) from $693.7 million for the same period in 2003. CPR’s international business grew in the third quarter and first nine months of 2004, compared with the same periods in 2003, mainly due to increased volumes at the ports of Vancouver and Montreal as a result of improved world economic conditions and a general trend toward containerized traffic. Growth in the domestic intermodal business was due to increased demand in the retail market.

Other Revenues

Other revenues are derived mainly from the leasing of CPR track and other assets, switching fees, container storage and terminal services fees, land sales and income from business partnerships. Other revenues in the third quarter of 2004 were $40.7 million, an increase of $2.4 million (up $3 million, excluding the effect of

FX) from $38.3 million for the same period in 2003. Year-to-date revenues were $119.3 million, a decrease of $2.2 million (relatively unchanged, excluding the effect of FX) from $121.5 million for the same nine months in 2003. The increase in third-quarter revenues was due to increased container terminal services and storage fees as a result of higher international volumes, and to higher switching fees from increased usage of CPR track by other railroads, partially offset by lower land sales in 2004. The year-to-date decline was due to the effect of FX, lower land sale revenues and reduced income from business partnerships, partially offset by higher container terminal services and storage fees, and switching revenues.

Revenue per Carload

	For the three months		For the nine months
Freight revenue per carload	ended September 30		ended September 30
(in $)
(unaudited)	2004	2003	2004	2003

Total freight revenue per carload	1,413	1,372	1,365	1,382

Grain	2,192	2,231	2,051	2,120
Coal	1,378	1,223	1,302	1,248
Sulphur and fertilizers	2,199	2,182	2,189	2,230
Forest products	2,097	2,064	1,995	2,041
Industrial products	1,577	1,571	1,508	1,542
Automotive	1,658	1,591	1,691	1,740
Intermodal	908	855	882	873

Total freight revenue per carload was $1,413 in the third quarter of 2004, an increase of $41, or 3%, from $1,372 for the same period of 2003. In the first nine months of 2004, total freight revenue per carload was $1,365, a decrease of $17, or 1%, from $1,382 for the same nine months in 2003. Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity moved in the period. Revenue per carload increased in the third quarter in 2004, compared with the third quarter in 2003, due to an increase in freight rates and a marginal increase in the average distance of shipments. For year to date 2004, compared with the same period in 2003, revenue per carload decreased as the effect of FX more than offset freight rate increases.

Performance Indicators

Performance indicators	For the three months		For the nine months
	ended September 30		ended September 30
	2004	2003(1)	2004	2003(1)

Productivity indicators
Gross ton-miles (“GTM”) of freight (millions)	57,626	54,169	172,881	161,701
Train-miles (thousands)	10,122	9,739	30,247	29,811
Average train weights (tons)	5,693	5,562	5,716	5,424
Efficiency and other indicators
U.S. gallons of fuel per 1,000 GTMs	1.16	1.18	1.22	1.25
Average number of active employees	16,528	16,569	16,063	16,145
Miles of road operated at end of period	13,848	13,898	13,848	13,898
Freight revenue per RTM (cents)	3.10	3.07	3.00	3.07
Safety indicators
FRA personal injuries per 200,000 employee-hours	2.7	3.2	2.9	3.2
FRA train accidents per million train-miles	1.4	1.9	1.8	1.8

(1)	Certain prior period figures have been restated to conform with presentation adopted in 2004.

Productivity Indicators

Productivity indicators reflect the Company’s operational activity.

•	“GTMs of freight” measure the movement of total train weight over a distance of one mile. The total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives.

•	“Train-miles” is a measure reflecting the distance traveled by the lead locomotive on each train operating over CPR’s track. An increase in GTMs without a corresponding increase in train miles generally indicates higher efficiency.

•	“Average train weight” is the result of dividing GTMs by train miles. It represents the average total weight of all CPR trains operating over CPR’s track and track on which CPR has running rights.

Fluctuations in these indicators normally drive corresponding fluctuations in certain variable costs such as fuel and crew costs.

Efficiency and Other Indicators

•	“U.S. gallons of fuel per 1,000 GTMs” represents the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This metric is calculated by dividing the total amount of fuel issued to CPR locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently the Company is using fuel.

•	“Average number of active employees” is the average number of actively employed workers for the period. The number of actively employed workers includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with CPR but are not currently working. This indicator is calculated by adding the monthly average employee counts and dividing this total by the number of months in the period. CPR’s average number of active employees decreased slightly in the third quarter and first nine months of 2004, compared with the same periods in 2003, as employment additions to handle business growth were more than offset by reductions made under restructuring initiatives.

•	“Miles of road operated” represents the total length of all rail lines over which CPR operates, excluding track on which it has haulage rights. An increase in GTMs without a corresponding increase in miles of road operated indicates higher utilization of assets.

•	“Freight revenue per RTM” is the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period. This indicator increased in the third quarter of 2004, compared to the same period in 2003, due mainly to an increase in rates, partially offset by the effect of FX. For the first nine months in 2004, compared with the same period in 2003, this indicator decreased mainly due to the effect of FX, partially offset by an increase in rates.

Safety Indicators

Safety is a key priority for CPR’s management and its Board of Directors. CPR uses two key safety indicators, each of which follows strict Federal Railroad Administration (“FRA”) reporting guidelines:

•	“FRA personal injuries per 200,000 employee-hours” is the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

•	“FRA train accidents per million train-miles” is calculated as the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric are those that meet or exceed the current FRA reporting threshold of US$6,700.

A decrease in the above measures reflects an improvement in safety.

Operating Expenses, Excluding Other Specified Items

Operating expenses, excluding other specified items, were $770.8 million in third-quarter 2004, an increase of $70.1 million from $700.7 million in the third quarter of 2003. For the first nine months of 2004, expenses were $2,325.5 million, an increase of $135.7 million from $2,189.8 million for the same period in 2003. In the third quarter of 2004, FX had a favourable impact of approximately $12 million on operating expenses, excluding other specified items. For the year to date, the favourable impact of FX was approximately $76 million. The benefit achieved from FX on operating expenses was more than offset by inflation, higher depreciation and compensation and benefits costs, and higher costs associated with business growth.

	For the three months				For the nine months
	ended September 30				ended September 30
Operating expenses,
excluding other specified	2004		2003(1)		2004		2003(1)
items
(in $ millions)		% of		% of		% of		% of
(unaudited)	Expense	revenue	Expense	revenue	Expense	revenue	Expense	revenue

Compensation and benefits	$305.7	30.9	$289.5	32.0	$932.8	32.4	$858.0	31.8
Fuel	109.0	11.0	84.5	9.3	316.6	11.0	295.5	11.0
Materials	41.1	4.1	39.9	4.4	140.4	4.8	137.9	5.1
Equipment rents	52.4	5.3	53.8	6.0	171.9	6.0	183.9	6.8
Depreciation and amortization	102.7	10.4	93.8	10.4	305.0	10.6	275.4	10.2
Purchased services and other	159.9	16.2	139.2	15.4	458.8	15.9	439.1	16.3

Total	$770.8	77.9	$700.7	77.5	$2,325.5	80.7	$2,189.8	81.2

(1)	Certain prior period figures have been restated to conform with presentation adopted in 2004.

•     Compensation and Benefits

Compensation and benefits expense includes employee wages, salaries and fringe benefits. In the third quarter of 2004, compensation and benefits expense was $305.7 million, an increase of $16.2 million (up $20 million, excluding the effect of FX) from $289.5 million in the same quarter of 2003. For the first nine months of 2004, this expense was $932.8 million, an increase of $74.8 million (up $96 million, excluding the effect of FX) from $858.0 million for the same period in 2003. For third-quarter and year-to-date 2004, expenses increased, in comparison with the same periods in 2003, due mainly to a return to a normal level of performance-based incentive compensation included in the 2004 results. Expenses also increased as a result of higher costs associated with inflation, pension expense, training costs for new train crew employees and selective hiring to handle larger freight volumes, partially offset by restructuring initiatives and the positive impact of FX. In addition, year-to-date expenses increased in 2004, compared with the same period in 2003, as a result of favourable expense adjustments during the first quarter of 2003.

•     Fuel

Fuel expense consists of the cost of fuel used by locomotives and includes provincial, state and federal fuel taxes and the favourable impact of CPR’s hedging program. In the third quarter of 2004, fuel expense was $109.0 million, increasing $24.5 million (up $27 million, excluding the effect of FX) from $84.5 million in the same period of 2003. This expense was $316.6 million for the first nine months of 2004, an increase of $21.1 million (up $39 million, excluding the effect of FX) from $295.5 million for the same nine months in 2003. Fuel expense increased in the third quarter of 2004, compared with the third quarter of 2003, due to higher volumes and crude oil prices, partially offset by more efficient fuel consumption and the positive effect of FX. Year-to-date fuel expense was also reduced by favourable refining margins and positive inventory adjustments.

•     Materials

Materials expense includes the cost of materials used for track, locomotive, freight car and building maintenance. This expense was $41.1 million in third-quarter 2004, increasing $1.2 million (up $2 million, excluding the effect of FX) from $39.9 million in third-quarter 2003. Materials expense was $140.4 million for the first nine months of 2004, an increase of $2.5 million (up $5 million, excluding the effect of FX) from $137.9 million for the same nine months in 2003. In the third quarter of 2004, compared with the same period in 2003, materials expense increased slightly as a result of higher vehicle fuel costs and favourable adjustments in the third quarter of 2003. The year-to-date increase was also due to increased materials required for repairs, offset by lower material usage for track maintenance, reduced computer hardware and software expenses that began in January 2004 as a result of an outsourcing agreement with IBM Canada Ltd. (“IBM”), and the positive effect of FX.

•     Equipment Rents

Equipment rents expense includes the cost and recoveries associated with leasing freight cars, intermodal equipment and locomotives as between CPR and other railways and companies. In the third quarter of 2004, equipment rents expense was $52.4 million, a decrease of $1.4 million (relatively unchanged, excluding the effect of FX) from $53.8 million for the same period of 2003. This expense was $171.9 million for the first nine months of 2004, a decrease of $12.0 million (relatively unchanged, excluding the effect of FX) from $183.9 million for the same period in 2003. Equipment rents expense decreased in the third quarter of 2004, compared with the third quarter in 2003, due to the positive effect of FX, higher earnings from customers and railroads for the use of CPR cars, and a reduction in car rental rates, partially offset by additional leases for acquired locomotives and freight cars to handle additional freight volumes. In addition to these factors, the decrease in the first nine months of 2004, compared with the same period in 2003, resulted from the reduction of rent expense previously charged by a variable-interest entity, as the entity was consolidated beginning in the second quarter of 2003.

•     Depreciation and Amortization

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. This expense was $102.7 million in third-quarter 2004, increasing $8.9 million (up $10 million, excluding the effect of FX) from $93.8 million in the third quarter of 2003. Year-to-date expense was $305.0 million, an increase of $29.6 million (up $34 million, excluding the effect of FX) from $275.4 million for the same nine months in 2003. Depreciation expense increased in the third quarter and first nine months of 2004, compared with the same periods in 2003, due largely to additions to CPR’s capital assets and increased depreciation rates on certain assets, in particular rail. The increase was partially mitigated by the effect of FX and depreciation for computer-related assets transferred in the fourth quarter of 2003 to IBM under the outsourcing agreement.

•     Purchased Services and Other

Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injury and damage, environmental, property and other taxes, contractor and consulting fees, and insurance. This expense was $159.9 million in the third quarter of 2004, increasing $20.7 million (up $23 million, excluding the effect of FX) from $139.2 million for the same period in 2003. For the first nine months in 2004, purchased services and other expense was $458.8 million, an increase of $19.7 million (up $37 million, excluding the effect of FX) from $439.1 million for the same period in 2003. In the third quarter of 2004, compared with the same period in 2003, purchased services and other expenses increased due mainly to payments to IBM commencing January 2004 under the outsourcing agreement, higher joint facility inter-railway expenses as a result of higher volumes, property and other tax increases in 2004, and increased intermodal equipment repairs. These were partially offset by the positive effect of FX and lower costs associated with fewer derailments and mishaps. In addition, expenses for the first nine months in 2004 increased compared to the same period in 2003 due to clean-up costs associated with an avalanche in the first quarter of 2004 and favourable joint facility credits in the first half of 2003.

Other Income Statement Items

•     Other Charges

Other charges consist of amortization of the discounted portion of long-term accruals, gains and losses due to the effect of FX on working capital, various costs related to financing, gains and losses associated with the changes in the fair value of non-hedging derivative instruments, and other miscellaneous income and expenses. Other charges were $8.5 million in the third quarter of 2004, an increase of $1.1 million (up $1 million, excluding the effect of FX) when compared to $7.4 million for the same period of 2003. Year-to-date other charges were $23.2 million, an increase of $3.1 million (up $5 million, excluding the effect of FX) from $20.1 million for the same nine months in 2003. In the third quarter of 2004, compared with third-quarter 2003, this expense increased due mainly to a loss generated by the effect of FX on working capital accounts, partially offset by a gain arising from the settlement of a cross-currency swap. In the first nine months of 2004, compared with the same period in 2003, other charges expense was negatively impacted by the effect of FX on working capital accounts, partially offset by a reclassification to “Purchased Services and Other” expense of the amortization of the discount on certain restructuring liabilities for the first nine months of 2004.

•     Interest Expense

Interest expense includes interest on LTD and capital leases, and interest income. Interest expense was $54.9 million in the third quarter of 2004, a decrease of $1.3 million (relatively unchanged, excluding the effect of FX) from $56.2 million for the same period in 2003. Interest expense was $166.0 million in the first nine months of 2004, a decrease of $2.4 million (up $8 million, excluding the effect of FX) from $168.4 million for the same period in 2003. Interest expense decreased in the third quarter of 2004, compared with the third quarter in 2003, due to the positive impact of FX and savings from interest rate swaps on US$200 million of the $350 million 4.9% debentures issued in July 2003 (discussed further under the sub-heading “Financial Instruments”), partially offset by interest on a new locomotive capital lease acquired in the first quarter of 2004 and interest on the 4.9% debentures issued in July 2003. For the first nine months in 2004, compared with the same period in 2003, the positive effect of FX, the savings from the interest rate swaps and a reduction to interest from the US$250 million 6.875% Notes that matured April 2003 more than offset the increase in interest as a result of new debt. The result was a decrease in interest expense.

•     Income Taxes

Income tax expense for the third quarter of 2004 was $49.5 million, compared with $44.8 million in the same period of 2003. The effective income tax rate for the third quarter of 2004 was 21.9%, compared with 32.9% for the same period in 2003 due to a lower income tax charge for the FX on LTD in the third quarter of 2004. The normalized rates (income tax rate based on income excluding FX on LTD and other specified items) for the third quarter of 2004 and 2003 were 33.2% and 32.1%, respectively.

Income tax expense for the first nine months of 2004 was $119.8 million, compared with $41.7 million in the same period of 2003. The effective income tax rate for the first nine months of 2004 was 29.7%, compared with 15.5% for the same period of 2003 due to reduced taxes as a result of the special charge. The normalized rates (income tax rate based on income excluding FX on LTD and other specified items) for the first nine months of 2004 and 2003 were 33.1% and 32.2%, respectively.

The normalized rate for 2004 fiscal year is expected to be between 32% and 34%. The increase in the 2004 normalized rate over the 2003 rate of 31.16% is due mainly to an increase in tax rates by the Province of Ontario.

Quarterly Financial Data

	For the quarter ended
(in $ millions, except	2004			2003(1)				2002(1)
per share data)
(unaudited)	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31

Total revenue	989.7	1,004.7	886.6	963.5	904.3	914.1	878.8	950.4
Operating income (loss)	218.9	220.6	116.0	193.2	203.6	(29.2)	117.9	234.2
Net income	176.5	83.7	23.5	173.9	91.3	34.1	101.9	123.0

Basic earnings per share	$1.11	$0.53	$0.15	$1.10	$0.57	$0.22	$0.64	$0.78
Diluted earnings per share	$1.11	$0.53	$0.15	$1.09	$0.57	$0.22	$0.64	$0.77

This information is in Canadian dollars and has been prepared in accordance with Canadian GAAP.

(1)	Certain prior period figures have been restated to conform with presentation adopted in 2004.

•     Quarterly Trends

Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower due mainly to winter weather conditions, closure of the Great Lakes ports and reduced transportation of consumer goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and the transportation of consumer goods.

Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs as a result of winter weather.

A special charge for restructuring and asset impairment recorded in the second quarter of 2003 and a loss on transfer of assets related to the IBM outsourcing agreement in the fourth quarter of 2003 affected operating and net income for that year.

Net income is influenced by seasonal fluctuations, including weather-related costs, as well as FX on LTD, the special charge and the loss on transfer of assets.

Changes in Accounting Policy

There were no further accounting developments except for the changes in accounting policy disclosed in CPR’s MD&A for the year ended December 31, 2003 and the first quarter of 2004.

Liquidity and Capital Resources

CPR believes that adequate amounts of cash and cash equivalents are available in both the short term and the long term to provide for ongoing operations and planned growth, including the obligations identified in the tables under the heading “Contractual Commitments” and the sub-heading “Financial Commitments”. CPR is not aware of any trends or expected fluctuations in its liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes CPR’s indicators of liquidity and capital resources.

•     Operating Activities

Cash provided by operating activities was $236.0 million in the third quarter of 2004, an increase of $31.2 million from $204.8 million for the same quarter in 2003. Year-to-date, cash provided by operating activities was $588.0 million in 2004, an increase of $229.0 million from $359.0 million for the same nine months in 2003. The third-quarter and year-to-date increases were due mainly to a larger amount of cash being generated through income, smaller year-over-year changes in working capital balances and reduced restructuring payments.

There are no specific or unusual requirements relating to CPR’s working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPR.

•     Investing Activities

Cash used in investing activities was $195.6 million in the third quarter of 2004, an increase of $6.5 million from $189.1 million in the same period of 2003. Year-to-date, cash used in investing activities was $518.4 million in 2004, a decrease of $26.4 million from $544.8 million for the same period in 2003. The increase for the third quarter in 2004, compared with 2003, was due mainly to removal costs that were incurred in the third quarter of 2004, with the related proceeds expected to be received in the fourth quarter of 2004. This increase was partially offset by a decrease in the funds contributed to a business partnership. The decrease for the first nine months of 2004, compared with the same period in 2003, was due mainly to fewer locomotive acquisitions, a lower U.S. foreign exchange rate and a decrease in the funds contributed to a business partnership.

Capital spending in 2004 is projected to be between $680 million to $700 million, primarily for track projects and locomotive acquisitions. CPR has financed the locomotives with new debt, and other capital acquisitions are expected to be financed with cash from operations.

•     Financing Activities

Cash used in financing activities was $22.6 million in the third quarter of 2004, compared with cash provided from financing activities of $294.5 million in the same quarter of 2003. Year-to-date, cash provided by financing activities was $118.9 million in 2004, a decrease of $142.0 million from $260.9 million for the same period in 2003. The cash used in the third quarter of 2004, compared with the cash generated in the same period in 2003, was due to the issue of $350 million Medium Term Notes in the third quarter of 2003 compared with no debt issuance in the third quarter of 2004. The year-to-date decrease in cash generated by financing activities was due to a lower debt issuance in 2004 than in 2003. In 2004, debt was issued as described below, compared with the issue of 5.75% US$250 million debentures and the $350 million Medium Term Notes in 2003, partially offset by the redemption of the 6.875% US$250 million debentures in the second quarter of 2003.

CPR completed one secured notes offering of 5.41% US$145 million issued March 2004, maturing March 2024, to fund the acquisition of locomotives.

CPR has available, as sources of financing, credit facilities of up to $519.6 million. CPR believes it can raise capital in excess of these amounts, if required, while maintaining its credit quality in international debt markets. CPR’s unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB” by Moody’s Investors Service, Inc., Standard and Poor’s Corp. and Dominion Bond Rating Service Ltd., respectively.

CPR filed a US$750-million base shelf prospectus with the U.S. Securities and Exchange Commission in May 2004 to provide the financial flexibility to offer for sale debt securities, but at the present time does not have any immediate plans to issue debt.

In the third quarter of 2004, CPR’s net-debt to net-debt-plus-equity ratio decreased to 44.8%, compared with 46.7% at September 30, 2003. The decrease is due to reduced long-term debt balances as a result of lower U.S. foreign exchange rates in 2004 and increased shareholders’ equity, partially offset by the increased debt balance from the US$145 million secured notes in March 2004 in the first nine months of 2004, compared with the same period in 2003. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This is divided by the sum of net debt plus total shareholders’ equity as presented on CPR’s Consolidated Balance Sheet.

Management is committed to maintaining its net-debt to net-debt-plus-equity ratio at an acceptable level and intends to continue to manage the Company’s financial capital employed so that it retains solid investment-grade credit.

•     Free Cash

Free cash is a non-GAAP measure that management feels is an indicator of the Company’s liquidity and ability to re-invest in the future. Free cash, after dividends, is calculated as cash provided by operating activities, less cash used in investing activities and dividends.

The Company generated positive free cash, after dividends, of $20.2 million in the third quarter of 2004, compared with negative free cash of $4.5 million in the same period of 2003. For the first nine months of 2004, the Company had positive free cash of $8.9 million, compared with negative free cash of $246.4 million for the same period in 2003. The increase in free cash for the third quarter and first nine months of 2004, compared with the same periods in 2003, is due largely to an increase in cash generated by operations. For the first nine months, free cash also increased due to fewer locomotive acquisitions in 2004 than in 2003.

	For the three months		For the nine months
Calculation of free cash (reconciliation of free cash to GAAP cash position)	ended September 30		ended September 30
(in millions)	2004	2003(1)	2004	2003(1)

Cash provided by operating activities	$236.0	$204.8	$588.0	$359.0
Cash used in investing activities	(195.6)	(189.1)	(518.4)	(544.8)
Dividends paid on common shares	(20.2)	(20.2)	(60.7)	(60.6)

Free cash (2)	20.2	(4.5)	8.9	(246.4)
Cash (used in) provided by financing activities, before dividend payment	(2.4)	314.7	179.6	321.5

Increase in cash, as shown on the Statement of
Consolidated Cash Flows	17.8	310.2	188.5	75.1
Net cash at beginning of period	305.4	49.8	134.7	284.9

Net cash at end of period	$323.2	$360.0	$323.2	$360.0

(1)	Certain prior period figures have been restated to conform with presentation adopted in 2004.

(2)	These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

CPR expects to generate moderately positive free cash for the fiscal year of 2004, achieved mainly with higher earnings and lower pension contributions than in 2003.

Balance Sheet

Assets totalled $10,482.0 million at September 30, 2004, compared with $9,956.7 million at December 31, 2003. The increase was due mainly to capital additions, largely locomotives and capital track projects, an increase in certain accounts receivable as a result of higher billings related to increases in freight volumes and a larger cash balance from the debt issuance during the first quarter of 2004.

CPR’s combined short-term and long-term liabilities were $6,604.2 million at September 30, 2004, compared with total liabilities of $6,302.1 million at December 31, 2003. The increase was due mainly to increases in long-term debt, as discussed in the section “Liquidity and Capital Resources” under the sub-heading “Financing Activities”, larger accounts payable balances partly due to increased expenses associated with higher freight volumes, increased accruals for employee incentive compensation and other payroll liabilities, and larger future income tax balances resulting from tax rate increases by the Province of Ontario.

At September 30, 2004, the Company’s Consolidated Balance Sheet reflected $3,877.8 million in equity, compared with an equity balance of $3,654.6 million at December 31, 2003. The majority of the increase was due to CPR’s growth in retained income in the first nine months of 2004.

•     Share Capital

The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At September 30, 2004, 158.7 million Common Shares and no Preferred Shares had been issued.

CPR also has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CPR shares. Each option granted can be exercised for one Common Share. The maximum number of Common Shares approved for issuance under the MSOIP is 11.0 million. At September 30, 2004, 7.7 million of these options were outstanding.

In addition, CPR has a Directors’ Stock Option Plan (“DSOP”) under which members of CPR’s Board of Directors are granted options to purchase CPR shares. Each option granted can be exercised for one Common Share. The maximum number of Common Shares approved for issuance under the DSOP is 500,000. Outstanding options granted prior to the suspension of the DSOP remain in effect with no amendments. At September 30, 2004, 160,000 of these options were outstanding. On July 21, 2003, as a result of a review of the Company’s compensation philosophy for its Board of Directors by external compensation consultants, the Board of Directors suspended all further grants of options under the DSOP.

•     Dividends

On July 28, 2004, the Board of Directors declared a third-quarter dividend of $0.1325 per Common Share, for shareholders on record at September 24, 2004, which was paid on October 25, 2004. For the second quarter of 2004, dividends of $0.1275 per Common Share declared by the Board of Directors on April 20, 2004, for shareholders on record at June 25, 2004, were paid on July 26, 2004. For the first quarter of 2004, dividends of $0.1275 per Common Share declared by the Board of Directors on February 19, 2004, for shareholders on record at March 26, 2004, were paid on April 26, 2004. Dividends for the fourth quarter of 2003 of $0.1275 per Common Share were paid on January 26, 2004.

Financial Instruments

The Company’s policy is to prohibit the utilization of derivative financial and commodity instruments for trading or speculative purposes. CPR’s policy with respect to hedging of risk exposure is to selectively reduce volatility associated with interest rates, foreign exchange fluctuations and fluctuations in the price of diesel fuel. A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the Company’s net investment in self-sustaining foreign subsidiaries. Further discussion of the Company’s financial instruments is provided under the heading “Foreign Exchange”, and under the sub-headings “Interest Rate Swaps” and “Crude Oil Swaps” under the heading “Future Trends, Commitments and Risks”.

The Company enters into interest rate risk management transactions to manage exposure to fluctuations in interest rates, to protect against increases in interest rates in anticipation of future debt issuances, and to convert a portion of its fixed-rate long-term debt to floating-rate debt. From time to time, the Company uses interest rate swaps, bond forwards and treasury locks as part of its interest rate risk management strategy.

Concurrent with the issuance of its 4.9% $350-million Medium Term Notes, CPR entered into cross-currency, fixed-to-floating interest rate swap agreements for the purpose of converting $105 million of fixed-rate debt to US$77.3 million of floating-rate U.S. dollar-denominated debt. Beginning January 1, 2004, management determined that these agreements no longer qualified for hedge accounting treatment under a new Canadian GAAP pronouncement, AcG 13, discussed in CPR’s first-quarter MD&A. As a result, the Company recorded an unrealized gain on the Consolidated Balance Sheet for these swaps, which is being amortized over the life of the debt. At September 30, 2004, “Deferred Liabilities” on the Consolidated Balance Sheet included $1.9 million for this deferred gain. Amortization of this gain reduced “Other Charges” on the Statement of Consolidated Income by $0.1 million in the third quarter and $0.3 million year-to-date. “Other Charges” also included the additional costs or savings that arose when the swaps were settled. The Company recorded an additional cost of $0.1 million in the third quarter of 2004 and savings of $1.5 million for the first nine months of 2004. In addition, “Other Charges” included gains or losses that arose when the swaps were revalued to their fair value. This resulted in a gain of $1.8 million in the third quarter of 2004 and a loss of $2.2 million for year-to-date 2004. In July 2004, the Company terminated these agreements.

CPR entered into six treasury rate locks totalling US$124 million to fix the benchmark interest rate on the 5.41% US$145-million secured notes offering, maturing in 2024. Upon termination of these locks in the first quarter of 2004, CPR realized a loss of $2.0 million, which is included in “Interest Expense” on the Statement of Consolidated Income.

CPR has managed some of its exposure to fluctuations related to certain short-term commitments in U.S. dollars due to changes in exchange rates between Canadian and U.S. dollars by purchasing forward contracts. These forward contracts were not designated as hedges. The contracts settled in the second quarter of 2004. “Other Charges” on the Statement of Consolidated Income was reduced by $1.4 million in the first nine months in 2004 as a result of realized gains from these swaps.

At September 30, 2004, “Other Assets and Deferred Charges” on the Consolidated Balance Sheet included a loss of $19.1 million from an interest rate lock settled in 2003 on $200 million of long-term debt. This loss is being amortized over seven years, which is the term of the underlying debt. “Interest Expense” on the Statement of Consolidated Income included $0.8 million in the third quarter and $2.5 million in the first nine months of 2004 for amortization of this loss.

Off-Balance Sheet Arrangements

Sale of Accounts Receivable

In September 2004, the Company renewed its accounts receivable securitization program for a term of 5 years to September 2009. Under the terms of the renewal, the Company sold an undivided co-ownership interest in eligible freight receivables to an unrelated trust for $120 million. The program has a capacity of up to $200 million. The Company has a residual interest of approximately 15% of receivables sold, which is valued at an amount equal to the undiscounted expected future cash flows and recorded in “Accounts Receivable” on CPR’s Consolidated Balance Sheet. The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. However, even though the Company acts as collector of all of the securitized receivables, it has no claim against the proceeds of collection of the securitized receivables owned by the trust.

The Company uses this arrangement as a cost-efficient secondary source of financing for its operations. Charges related to this agreement, included in “Other Charges” on CPR’s Statement of Consolidated Income, amounted to $0.6 million in the third quarter of 2004 and $2.2 million for the first nine months of 2004, compared with $1.0 million for the same quarter of 2003 and $3.1 million for the first nine months of 2003.

The program is subject to standard reporting and credit-rating requirements for CPR and includes provisions such as the pool of eligible receivables satisfying pre-established criteria reviewed and approved by Dominion Bond Rating Services and standard for agreements of this nature. Failure to comply with these provisions would trigger termination of the program. In the event the program is terminated prior to maturity, CPR expects to have sufficient liquidity remaining in its revolving credit facility to meet its payment obligations. The Company is not aware of any events, commitments, trends or uncertainties that may affect the availability of benefits to the Company of, or cause termination of, the arrangement.

Contractual Commitments

     The following table indicates CPR’s known contractual obligations and commitments to make future payments for contracts such as debt, capital lease arrangements and commercial commitments:

Contractual commitments	Payments due by period
at September 30, 2004		Remainder	2005 &	2007 &	2009 &
(in millions)	Total	of 2004	2006	2008	beyond

Long-term debt	$3,115.3	$5.0	$287.7	$192.6	$2,630.0

Capital lease obligations	353.1	0.3	11.9	17.2	323.7

Operating lease obligations (1)	514.6	33.3	232.8	133.5	115.0

Supplier purchase obligations	759.4	122.6	197.7	138.6	300.5

Other long-term liabilities reflected on the Company’s balance sheet (2)	892.1	45.3	267.2	212.0	367.6

Total contractual obligations	$5,634.5	$206.5	$997.3	$693.9	$3,736.8

(1)	CPR has guaranteed residual values on certain leased equipment with a maximum exposure of $180.5 million, primarily in 2006 and beyond. Management estimates that CPR will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits and workers’ compensation benefits. Projected payments for post-retirement benefits and workers’ compensation benefits include the anticipated payments for years 2004 to 2013. Pension payments are not included due to the volatility in calculating them. Pension payments are discussed further under the heading “Future Trends, Commitments and Risks” under the sub-heading “Pension Deficit”.

In the third quarter of 2004, the Company had the following significant changes to its contractual commitments, other than in the ordinary course of business:

•	CPR entered into a long-term operating lease for 542 new freight cars. CPR took delivery of these freight cars in the third quarter of 2004.

In addition to the above-mentioned changes, the first nine months of 2004 included the following significant changes to the Company’s contractual commitments, other than in the ordinary course of business:

•	CPR financed the acquisition of locomotives with the US$145-million notes, discussed previously under the sub-heading “Financing Activities”. The Company previously had an operating lease for some of the locomotives. This transaction resulted in an increase to long-term debt of US$145 million and a reduction to operating lease obligations of $28 million.

•	CPR extended a long-term lease for building space which resulted in an increase to operating lease obligations of $40 million over what was reported in the fourth quarter of 2003.

•	CPR entered into a long-term operating lease for 34 new locomotives. CPR expects to take delivery of these locomotives in the fourth quarter of 2004.

•	CPR entered into a long-term operating lease for 41 new locomotives. CPR received these locomotives in the second quarter of 2004.

•	CPR also entered into or renewed other agreements, including smaller, long-term leases for rolling stock.

Foreign Exchange

The Company is exposed to foreign exchange fluctuations in the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Operating income is also reduced because more revenues than expenses are generated in U.S. dollars. The Company has arranged a significant portion of its long-term debt in U.S. dollars as a hedge against a stronger Canadian dollar, as the negative impact on operating income is largely offset by a reduction in U.S. dollar-denominated interest cost.

The Canadian dollar strengthened against the U.S. dollar by approximately 4% year-over-year in the third quarter of 2004 and by approximately 8% year-over-year in the first nine months of 2004, compared with the same periods in 2003. The impact of this foreign exchange rate fluctuation on the Company’s financial results is reflected in the Statement of Consolidated Income and the Consolidated Balance Sheet.

Translation of the Company’s Accounts, Excluding Foreign Subsidiaries

U.S. dollar-denominated revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions, with all gains and losses included immediately in income. On average, a one-cent change in the Canadian dollar affects operating income by approximately $3 million.

U.S. dollar-denominated balance sheet accounts are translated into Canadian dollars at the period-end exchange rate for monetary items such as working capital, long-term debt and cash, and at historical exchange rates for non-monetary items. Unrealized gains and losses arising from the translation of the monetary items are included in income immediately in “Other Charges”, and as “Foreign Exchange Gains (Losses) on Long-Term Debt” for U.S. dollar-denominated long-term debt.

Translation of Foreign Subsidiaries’ Accounts

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the period-end exchange rate for assets and liabilities and the average exchange rates in effect during the period for revenues and expenses. Unrealized foreign exchange gains and losses arising from translation of foreign subsidiaries’ accounts are included as a separate component of “Shareholders’ Equity” on the Consolidated Balance Sheet. The Company has designated a portion of its U.S. dollar-denominated long-term debt in Canada as a hedge against its net investment in self-sustaining foreign subsidiaries. As such, foreign exchange gains and losses on translation of foreign subsidiaries’ accounts are partially offset by the foreign exchange gains and losses on U.S. dollar-denominated long-term debt held in Canada.

Future Trends, Commitments and Risks

The future trends, commitments and risks disclosed in CPR’s MD&A for the year ended December 31, 2003, and the first two quarters in 2004, remain substantially unchanged, except for the following recent developments:

Continuing cost-containment programs are vital to CPR achieving its financial performance targets. CPR plans to eliminate approximately 300 positions in 2004 as a result of previously announced initiatives designed to achieve cost reductions through consolidation and rationalization of administrative functions, redesign of yard processes and more efficient maintenance of freight car and locomotive fleets. Through the first nine months of 2004, CPR has eliminated 171 of the approximately 300 positions planned for elimination this year. CPR will continue to selectively hire in specific areas of the business as required by growth or changes in traffic patterns.

CPR remains committed to maintaining its current high level of plant quality and renewing its franchise. At September 30, 2004, CPR had committed to future multi-year capital expenditures amounting to $498.9 million, mainly for locomotive overhaul agreements, which are expected to be financed by cash generated from operations.

Significant increases in rail traffic volumes have created capacity challenges for the entire North American rail sector. An unanticipated surge in bulk exports and container imports has created pressure on CPR’s delivery system to and from the Pacific Coast. CPR is managing network fluidity and capacity by investing in or leasing new locomotives, replacing older freight cars with more efficient and higher-capacity freight cars, hiring train crews, and introducing a rail capacity allocation system for the import container business on the Canadian West Coast, as well as entering into joint railway agreements that will improve the fluidity of operations and improve service to shippers in the Vancouver, British Columbia (“B.C.”) area. In addition, CPR is considering network infrastructure expansion in strategic areas.

Under the joint Declaration of Principles signed in April 2003, CPR committed to work with the Canada Border Services Agency (“CBSA”) and the U.S. Customs and Border Protections (“CBP”) to install Vehicle and Cargo Inspection Systems (“VACIS”) at five of CPR’s border crossings. Rail VACIS systems use non-intrusive gamma ray technology to scan U.S.-bound rail shipments. Four of the VACIS systems are now fully operational and CPR is currently working with CBP and CBSA on the fifth installation in Windsor, Ontario, which is expected to be complete in 2005. This joint government-industry initiative is expected to enhance the security of U.S.-bound rail shipments while helping to ensure uninterrupted access to the U.S. market for CPR customers.

Train crew employees in Canada have elected the Teamsters Canada Rail Conference (“TCRC”) as their bargaining agent, replacing the Canadian Council of Railway Operating Unions (“CCROU”). CPR’s collective agreement with the CCROU expired on December 31, 2002. An Agreement in Principle was secured with the TCRC in October 2004 and ratification results will be determined in the next few months.

The Company’s collective bargaining agreement with the Brotherhood of Maintenance of Way Employees (“BMWE”) expired on December 31, 2003. Negotiations were delayed earlier this year because of union representational issues that resulted in the Teamsters Canada Rail Conference, Maintenance of Way Employees Division (“TCRC-MWED”) being certified as bargaining agent. Negotiations recommenced with the TCRC-MWED in July 2004.

Negotiations have commenced with the Canadian Auto Workers (“CAW”), which represents employees who repair locomotives and freight cars, and the International Brotherhood of Electrical Workers (“IBEW”), which represents signal maintainers. The collective agreements for both groups expire at the end of 2004.

CPR has negotiated settlements in place between the Soo Line Railway Company (“Soo Line”), a wholly owned subsidiary of CPR, and the unions representing track maintainers, train service employees, signal maintainers and train dispatchers. Tentative settlements have been reached, and are presently out for employee ratification, with unions representing electricians, clerical employees and car repair employees. In addition, negotiations between Soo Line and the union representing locomotive engineers and yardmasters are in federal mediation under the U.S. National Mediation Board.

Negotiations are ongoing between the Delaware and Hudson Railway Company, Inc. (“D&H”), a wholly owned subsidiary of CPR, and its unions. An agreement reached between the D&H and the union representing clerical employees was ratified in September 2004, extending the current contract to December 31, 2007. In addition, an agreement with the union representing locomotive engineers was ratified in October 2004, extending the current contract to December 31, 2006. An agreement with the union representing signal maintainers is currently out for employee ratification. Contracts with four unions will be open for amendment on December 31, 2004.

Investigation and characterization of environmental contamination is ongoing at several sites at a location in Minnesota, including areas previously leased to third parties by the Company. CPR is participating in the

State of Minnesota’s voluntary investigation and clean-up program, and the sites are the subject of ongoing fieldwork undertaken in conjunction with relevant state authorities, to determine the extent and magnitude of the contamination and the appropriate remediation plan. A remediation action plan has not been fully developed at this time. CPR has initiated litigation against former lessees that it believes are responsible for contamination at certain of the sites. At this time, the costs of remediation at these sites cannot be reasonably estimated, however, further developments during the next few quarters could lead to some conclusions at which time the Company will record a charge to income.

On June 30, 2004, CPR and Norfolk Southern Railway (“NSR”) entered into a Memorandum of Understanding to improve the efficiency of railway operations and enhance rail service to customers in the Northeast U.S. On September 30, 2004, CPR and NSR entered into definitive agreements under which NSR will provide yard services to CPR at Buffalo, New York, and haul CPR traffic between Buffalo and Binghamton, New York. NSR also agreed to grant CPR trackage rights over certain NSR lines in the vicinity of Buffalo. Also on September 30, 2004, CPR and NSR entered into definitive agreements under which CPR will grant trackage rights to NSR between Binghamton and Saratoga Springs, New York, CPR will haul NSR traffic between Rouses Point, New York and Saratoga Springs and CPR will provide yard services to NSR at Binghamton. The trackage rights between Binghamton and Saratoga Springs, and in the vicinity of Buffalo, require the approval or exemption by the United States Surface Transportation Board (“STB”). In addition, the Memorandum of Understanding contemplates that NSR will enter into an agreement granting CPR trackage rights over NSR lines between Detroit, Michigan and Chicago, Illinois. Those trackage rights will require the approval or exemption by the STB, as well as the construction of a short connecting track at the midpoint of the route between Detroit and Chicago by NSR. It is expected that implementation of the agreements and the trackage rights between Detroit and Chicago will improve the profitability of CPR’s operations in the Northeast U.S., and reduce costs and significantly improve service in the Detroit-Chicago corridor. These savings are expected to be realized beginning in 2005. CPR will continue to look for opportunities to improve performance of its operations in the Northeast U.S.

Coal shipper Elk Valley Coal Corporation (“EVCC”), CPR’s largest customer, has been referred to the Canadian Transportation Agency for Final Offer Arbitration (“FOA”) of the matter of rates to be charged for movement by CPR of coal from EVCC’s Elkview mine in southeastern B.C. to the Westshore terminals in Vancouver, B.C. CPR maintains that this matter of rates is already governed by a confidential contract and so FOA is not available to EVCC. The term of the contract extends through to March 31, 2007. CPR has already filed a statement of claim against EVCC for failure to pay CPR applicable rail freight charges in accordance with its transportation contract with CPR for movement of EVCC coal from its five coalmines in southeast B.C. to the Port of Vancouver. The dispute is not expected to affect the continued shipment of coal by CPR from the customer’s mines.

•	Financial Commitments

In addition to the financial commitments of the Company mentioned previously under the headings “Off-Balance Sheet Arrangements” and “Contractual Commitments”, the Company is party to certain other financial commitments discussed below.

Other financial commitments	Amount of commitment per period
at September 30, 2004		Remainder	2005 &	2007 &	2009 &
(in millions)	Total	of 2004	2006	2008	beyond

Letters of credit	$305.9	$166.8	$139.1	$—	$—

Capital commitments (1)	498.9	141.1	113.3	56.6	187.9

Surety bonds	23.6	1.5	22.1	—	—

Offset financial liability	157.3	157.3	—	—	—

Interest rate swaps on long-term debt - unrealized gain	(13.2)	(13.2)	—	—	—

Foreign exchange forwards — unrealized loss	3.2	3.2	—	—	—

Crude oil swaps — unrealized gain	(50.0)	(12.7)	(31.4)	(5.9)	—

Total commitments	$925.7	$444.0	$243.1	$50.7	$187.9

(1)	The Company has several contracts outstanding with termination payments ranging from $nil to $47.6 million per contract, and resulting in a minimum exposure of $3.3 million and a maximum exposure of $67.7 million, depending on the date of termination. These contracts terminate mainly between 2006 and 2013.

Letters of Credit and Surety Bonds

Letters of credit and surety bonds are obtained mainly to provide security to third parties as part of agreements. The Company is liable for these contract amounts in the case of non-performance under third-party agreements. As a result, CPR’s available line of credit is adjusted for the letters of credit contract amounts currently included within CPR’s revolving credit facility.

Capital Commitments

The Company is obligated to make various capital purchases for track programs, locomotive acquisitions and overhauls, freight cars and land. At September 30, 2004, CPR had multi-year capital commitments of $498.9 million, in the form of signed contracts or letters of intent, mainly for locomotive overhaul agreements. Payments for these commitments are due in 2004 through 2018.

Offset Financial Liability

The Company entered into a bank loan to finance the acquisition of certain equipment. At September 30, 2004, the loan had a balance of $161.4 million, which was offset by a financial asset of $157.3 million with the same financial institution. The remainder is included in “Long-Term Debt” on CPR’s Consolidated Balance Sheet.

Interest Rate Swaps

The Company has entered into fixed-to-floating interest rate swap agreements totalling US$200 million, to convert a portion of its US$400-million 6.25% Notes to floating-rate debt. CPR pays an average floating rate that fluctuates quarterly based on the London Interbank Offered Rate (LIBOR). These swaps expire in 2011 and are accounted for using hedge accounting treatment. As of September 30, 2004, savings from these swaps reduced “Interest Expense” on the Statement of Consolidated Income by $1.3 million for the third quarter, and by $3.9 million for the year-to-date.

The unrealized gain shown in the table titled “Other Financial Commitments” (page 24) was calculated based on the fair value, at September 30, 2004, of interest swaps that are not recorded at their fair value on the Consolidated Balance Sheet. Swap, currency and basis spread curves from Reuters were utilized to establish the fair market value of the swaps. Values may vary marginally due to either the terms of the contract or because of minor variations in the time of day when the data was collected.

Crude Oil Swaps

CPR enters into crude oil swap contracts to help mitigate future price increases related to the purchases of fuel. It generally enters into commodity swap purchase contracts, which are marked-to-market every reporting period. The related unrealized gains or losses on these swaps are deferred until the related fuel purchases are realized. These unrealized gains and losses are reported in the “Other Financial Commitments” table.

The unrealized gain of $50.0 million shown in the “Other Financial Commitments” table was calculated based on the fair value of the swaps, which was the closing price of West Texas Intermediate (“WTI”) on the New York Mercantile Exchange (“NYMEX”) at September 30, 2004. Fair market value of collars is included in the calculation of the unrealized gain or loss if the weighted average future settle price is greater than the ceiling price or less than the floor price of the collars. At September 30, 2004, the price of WTI was greater than the ceiling price of the collars. As a result, the gains associated with the collars have been included in the unrealized gain. No unrealized gains or losses have been included in the Company’s financial statements for the third quarter or year-to-date.

Since fuel purchases and commodity swap contracts have an element of foreign exchange variability the Company uses from time to time foreign exchange forward contracts to manage this element of fuel price risk. The Company enters into purchase contracts of U.S. dollars because the Canadian dollar cost of fuel increases if the U.S. dollar appreciates relative to the Canadian dollar. Gains and losses on the crude oil swaps coupled with foreign exchange forward contracts offset increases and decreases in the cash cost of fuel. The unrealized loss on foreign exchange forward contracts is reflected in the “Other Financial Commitments” table.

The unrealized loss of $3.2 million related to forward purchases of U.S. dollars, shown in the table titled “Other Financial Commitments”, was calculated based on the fair value of these forwards at September 30, 2004. Forward curves from Reuters were utilized to establish the fair value. The unrealized loss has not been recorded in the Company’s financial statements for the third quarter or year-to-date.

As a result of realized gains and losses arising from settled swaps and collars, fuel expense was reduced by $9.6 million in the third quarter of 2004 and by $23.9 million in the first nine months of 2004. No amounts for the foreign exchange forwards have been included in the Company’s financial statements for the third quarter or year-to-date, as none of the contracts have yet been realized.

For every US$1 increase in the price of WTI, fuel expense, before hedging, will increase by approximately $8 million to $9 million, assuming current foreign exchange rates and fuel consumption levels. The Company has fuel hedges for approximately 23% of its fuel purchases for the balance of 2004, representing unrealized gains of $12.7 million.

•     Pension Plan Deficit

The deficit for the Company’s defined benefit pension plans was disclosed as $753.7 million at December 31, 2003. In the second quarter of 2004, the Company reduced the market value of a portion of the real estate assets held by the CPRC Pension Plan trust fund by approximately $70 million. The reappraised market value is not expected to affect CPR’s financial position and pension expense for the 2004 fiscal year. The Company’s financial position and pension expense for future years are not expected to be materially affected by this reduction.

The Company complies with the applicable funding requirements, which are federally regulated. A plan surplus or deficit is calculated as the difference between an actuarially estimated future obligation for pension payments and the fair market value of the assets available to pay this liability. The pension obligation is discounted using a discount rate that is a blended interest rate of high-quality corporate bonds. The discount rate is one of the factors that can influence a plan’s deficit. Other factors include the actual return earned on the assets and rates used, based on management’s best estimates, for future salary increases and inflation. For example, every 1.0 percentage point the actual discount rate varies above (or below) the estimated discount rate can cause the deficit to decrease (or increase) by approximately $600 million (after reflecting the expected loss (gain) on the value of the pension fund’s bond holdings with respect to corresponding changes in long-term interest rates). Similarly, every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year can cause the deficit to decrease (or increase) by approximately $60 million. As such, adverse experience with respect to these elements could eventually increase funding and pension expense significantly, while favourable experience with respect to these elements could eventually decrease funding and pension expense significantly.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. The Company will continue to make contributions towards this deficit that, as a minimum, meet requirements as prescribed by the Pension Benefits Standards Act for Canadian-registered plans and the Employee Retirement Income Security Act for U.S.-registered plans. CPR estimates that it will be required to contribute $106 million in 2004. Contributions of $31.2 million were made in the third quarter of 2004 and contributions of $62.0 million were made in the first nine months of 2004.

An updated actuarial valuation of the CPRC Pension Plan as at January 1, 2004 was completed in June 2004. The Company took into account the estimated impact of this valuation, along with other factors, in deriving the expected funding contribution of $106 million in 2004. While a similar level of contribution is expected for 2005, the actual amount required to be contributed will depend on CPR’s actual experience in 2004 with such variables as investment returns, interest rate fluctuations and demographic changes.

•     Restructuring

In the second quarter of 2003, CPR announced a restructuring program to eliminate 820 positions, which required the accrual of a labour liability of $105.5 million. At that time, annual job reductions were expected to be: 370 in 2003, 330 in 2004 and 120 in 2005. CPR eliminated 360 positions by the end of 2003. CPR expects to eliminate approximately 300 positions during 2004, and the remaining 160 positions in 2005 to achieve the originally targeted 820 positions. During 2004, 171 positions were eliminated in the first nine months, including 82 positions in the third quarter.

Productivity improvements stemming from eliminating these job positions are expected to reduce compensation and benefits expense by approximately $35 million in 2004, $58 million in 2005 and $65 million in future years, compared with compensation and benefits expense in 2002. Job reductions associated with the restructuring program contributed $24 million in savings year-to-date, including $9 million in the third quarter of 2004.

Cash payments for the elimination of these positions are expected to be $23 million in 2004, $41 million in 2005, $17 million in 2006 and a total of $28 million in the remaining years to 2009. CPR expects to fund these payments from general operations.

The restructuring liabilities also include residual payments to protected employees for previous restructuring plans that are substantially complete. These payments are expected to continue in decreasing amounts until 2025 and will be funded from CPR’s general operations.

Cash payments in third-quarter 2004 related to severance under all restructuring initiatives and CPR’s environmental remediation program, described in this MD&A under the sub-heading “Critical Accounting Estimates”, amounted to $20.2 million, compared with $25.0 million in 2003. Payments for the first nine months of 2004 were $58.2 million, compared with $71.2 million for the same period in 2003. The total accrued restructuring and environmental liability at September 30, 2004, was $412.2 million, of which $115.0 million is included in current liabilities.

At September 30, 2004, CPR’s restructuring labour liabilities totalled $322.9 million, compared with $381.3 million at September 30, 2003. Payments in third-quarter 2004 relating to these liabilities were $12.8 million, compared with $18.4 million in the same period of 2003. Payments for the first nine months in 2004 were $43.6 million, compared with $55.3 million for the same period in 2003.

Also included in the restructuring liabilities are accruals for costs associated with the rental of properties no longer being used by the Company. Cash payments for these liabilities are anticipated to be $1.4 million for the remainder of 2004, $3.9 million for 2005, and $0.3 million annually thereafter until 2009. In the third quarter of 2004, payments relating to these liabilities were $0.7 million. Payments were $1.8 million for the first nine months of 2004.

At September 30, 2004, total restructuring liabilities were $330.8 million, compared with $391.5 million at September 30, 2003. In the third quarter of 2004, payments made for all restructuring liabilities amounted to $13.5 million, compared with payments of $20.2 million for the same period in 2003. Payments for the first nine months in 2004 were $45.4 million, compared with $62.2 million for the same period in 2003.

Critical Accounting Estimates

To prepare financial statements that conform with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Using the most current information available, management reviews its estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, future income taxes and legal and personal injury liabilities.

The development, selection and disclosure of these estimates, as well as this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.

The critical accounting estimates disclosure in CPR’s MD&A for the year ended December 31, 2003, and the first two quarters of 2004, remain substantially unchanged, except for the following recent developments:

•     Environmental Liabilities

CPR records an environmental liability where it is considered probable that the Company will incur the cost and the amount can be reasonably estimated. The management estimates represent the probable costs to be incurred in the remediation of property sites contaminated by past railway use. Sites are screened and classified according to typical activities and scale of operations conducted, and remediation strategies are developed for each property based on the nature and extent of the contamination as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants. Management also considers available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. CPR is committed to fully meeting its regulatory and legal obligations with respect to environmental matters.

At September 30, 2004, the accrual for environmental remediation amounted to $81.4 million, of which the long-term portion amounting to $55.9 million was included in deferred liabilities and the short-term portion amounting to $25.5 million was included in accrued liabilities. Total payments in the third quarter of 2004 were $6.7 million and $12.8 million for the year-to-date. The U.S. dollar-denominated portion of the liability was affected by FX, resulting in a decrease in environmental liabilities of $1.9 million in third-quarter 2004 and $0.9 million for the first nine months in 2004. Costs incurred under CPR’s environmental remediation program are charged against the accrual.

•     Pensions and Other Benefits

The Company has defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and post-employment workers’ compensation benefits. Workers’ compensation benefits are included in the “Legal and Personal Injury Liabilities” section of this MD&A. Pension, post-retirement and workers’ compensation liabilities are subject to various external influences and uncertainties, as described under the sub-heading “Pension Plan Deficit”.

Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) are included in “Compensation and Benefits” in CPR’s Statement of Consolidated Income. For the third quarter of 2004, pension expense was $3.9 million, consisting of defined benefit pension expense of $3.1 million plus defined contribution pension expense (equal to contributions) of $0.8 million. Post-retirement benefits expense in the third quarter of 2004 was $10.4 million, resulting in combined pension and post-retirement benefits expenses of $14.3 million for the quarter. For the first nine months of 2004, pension expense was $22.1 million, consisting of defined benefit pension expense of $19.9 million plus defined contribution pension expense of $2.2 million. Post-retirement benefits expense for this period was $31.3 million, resulting in combined pension and post-retirement benefits expenses of $53.4 million for the year-to-date.

On CPR’s September 30, 2004 Consolidated Balance Sheet, “Other Assets and Deferred Charges” included prepaid pension costs of $729.6 million, offset by post-retirement benefits accruals of $141.3 million included in “Deferred Liabilities”, and post-retirement benefits accruals of $6.0 million included in “Accounts Payable and Accrued Liabilities”.

•     Property, Plant and Equipment

CPR follows the group depreciation method and depreciates the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group.

The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged by the Company and the amount of accumulated depreciation recorded as a component of “Net Properties” on CPR’s Consolidated Balance Sheet. Depreciation expense relating to properties amounted to $102.7 million in the third quarter of 2004 and $305.0 million for the year to date. At September 30, 2004, accumulated depreciation was $4,548.8 million.

Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and are dealt with prospectively by amending depreciation rates. It is anticipated that there will be changes in the weighted average useful life and salvage estimates for each property group as assets are acquired, used and retired. Significant changes in either the useful lives of properties or the salvage assumptions could result in material changes to depreciation expenses.

CPR undertakes regular depreciation studies to establish the estimated useful life of each property group and is currently undergoing a depreciation review of certain track related properties in 2004 that could result in changes to the estimated useful lives and salvage rates of these assets. Management anticipates that the results of these reviews will increase depreciation expense by approximately $20 million in 2004, compared with 2003. In the third quarter of 2004, $5.0 million was recorded for these depreciation revisions, with a year-to-date total of $15.0 million.

In the first quarter of 2004, the Company adopted the CICA accounting standard for Asset Retirement Obligations, discussed previously in CPR’s first-quarter MD&A. This standard does not allow the Company’s previous practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when the removal costs are not legal obligations. Adopting this standard resulted in a decrease in depreciation expense of $1.5 million in the third quarter of 2004 and $2.2 million in third-quarter 2003. For the year to date, depreciation expense decreased $5.5 million in 2004 and $7.1 million in 2003.

•     Future Income Taxes

In determining its future income taxes, the Company makes estimates and assumptions regarding future tax matters, including estimating the timing of the realization and settlement of future income tax assets (including the benefit of tax losses) and liabilities. Future income taxes are calculated using the current substantively enacted federal and provincial future income tax rates, which may differ in future periods.

Future income tax expense totalling $42.6 million was included in income taxes for the third quarter of 2004 and $108.2 million for the first nine months of 2004. At September 30, 2004, future income tax liabilities of $1,389.8 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $82.1 million realizable within one year were recorded as a current asset. The Company believes that its future income tax provisions are adequate.

In the fourth quarter of 2003, future income tax expense and liability increased by $52.7 million to reflect the new Government of Ontario income tax rates, and decreased by $59.3 million as a result of the revaluation of several components of the future income tax liability.

•     Legal and Personal Injury Liabilities

CPR and its subsidiaries are involved in litigation in both Canada and the U.S. related to their businesses. Management is required to establish estimates of potential liability arising from incidents, claims and pending litigation, including personal injury claims, certain occupation-related claims and claims relating to property damage.

Provisions for incidents, claims and litigation charged to income are included in “Purchased Services and Other” on CPR’s Consolidated Statement of Income and amounted to $11.2 million in the third quarter of 2004 and $45.9 million for the first nine months of 2004.

Accruals for incidents, claims and litigation, including WCB accruals, totalled $166.4 million, net of insurance recoveries, at September 30, 2004. The total accrual includes: $118.8 million in “Deferred Liabilities” and $88.3 million in “Accounts Payable and Accrued Liabilities”, offset by $28.8 million in “Other Assets and Deferred Charges” and $11.8 million in “Accounts Receivable”.

Systems, Procedures and Controls

Management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by management is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit, Finance and Risk Management Committee of the Board of Directors. The Company’s Chief Executive Officer and Chief Financial Officer have a process to evaluate the applicable systems, procedures and controls and are satisfied they are adequate for ensuring that complete and reliable financial information is produced.

Forward-Looking Information

This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to CPR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by CPR. In addition, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; and technological changes.

The performance of the North American and global economies remains uncertain. Grain production and yield in Canada improved in the most recent crop year, after a period of significant drought-induced decline. However, factors over which CPR has no control, such as weather conditions and insect populations, affect crop production and yield in CPR’s grain collection areas. Fuel prices also remain uncertain, as they are influenced by many factors, including worldwide oil demand, international politics, and the ability of major oil-producing countries to comply with agreed-upon production quotas.

The sustainability of recent increases in the value of the Canadian dollar relative to the U.S. dollar is unpredictable, as the value of the Canadian dollar is affected by a number of domestic and international factors, including, among other things, economic performance and government monetary policy.

There is also continuing uncertainty with respect to security issues involving the transportation of goods in populous areas of the U.S. and Canada and the protection of North America’s rail infrastructure, including the movement of goods across the Canada-U.S. border.

New rules governing railway mergers were established by the U.S. Surface Transportation Board (“STB”) in 2001. The new rules have broadened the scope of competition-enhancing conditions that the STB may impose in connection with railway mergers and will likely result in increased scrutiny by the STB of proposed railway mergers.

In Canada, draft legislation prepared following the federal government’s 2001 review of the Canada Transportation Act (“CTA”) did not proceed when Parliament terminated its session in late 2003. The legislative review did affirm the importance of market forces in achieving a viable, sustainable rail industry.

In addition to the foregoing general factors, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed elsewhere in this MD&A with the particular forward-looking statement in question.

Office of the Corporate Secretary
Suite 920 Gulf Canada Square
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Calgary Alberta T2P 4Z4
Tel (403) 319-6171     Fax (403) 319-6770

Canadian Pacific Railway

October 29, 2004

Alberta Securities Commission

EXHIBIT TO CANADIAN PACIFIC RAILWAY LIMITED CONSOLIDATED FINANCIAL
STATEMENTS FOR PERIOD ENDED SEPTEMBER 30, 2004

Pursuant to section 8.4 of National Instrument 44-102 Shelf Distributions, attached are updated earnings coverage calculations for the period ended September 30, 2004. This information is provided in connection with the filing by Canadian Pacific Railway Limited (“CPRL”) of its consolidated financial statements for the nine months ended September 30, 2004, and in relation to the base shelf Short Form Prospectus of Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, relating to the offering by Canadian Pacific Railway Company of up to US$750,000,000 of debt securities filed with the Alberta Securities Commission on May 6, 2004.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY

(signed) “Robert V. Horte”

Robert V. Horte
Corporate Secretary

UPDATED EARNINGS COVERAGE RATIOS

The following ratios are provided in connection with Canadian Pacific Railway Company’s base shelf Short Form Prospectus filed with the Alberta Securities Commission on May 6, 2004, relating to the offering of up to US$750,000,000 of debt securities, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

Interest coverage ratios	September 30		December 31
(times)
	2004	(1)	2003	(1)
Interest coverage on long-term debt

Interest coverage on long-term debt before other specified items and foreign exchange on long-term debt	3.4		3.1

Interest coverage on long-term debt after other specified items and foreign exchange on long-term debt	3.6		3.0

Net tangible asset coverage on long-term debt
Before the effect of future income taxes	2.5		2.5

After the effect of future income taxes	2.1		2.1

(1) Effective January 1, 2004, CPRL adopted retroactively new accounting policies for asset retirement obligations and stock based compensation as prescribed by Canadian GAAP. The coverages have been calculated based on restated results for periods prior to January 1, 2004.

October 29, 2004

To the Alberta Securities Commission

Canadian Pacific Railway

We are the auditors of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (the “Company”), and under date of February 6, 2004, reported to the shareholders of CPRL on the following financial statements incorporated by reference in the short form prospectus of the Company dated May 6, 2004 relating to the sale and issue of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalency in any other currency (the “prospectus”).

•	Consolidated balance sheets as at December 31, 2003 and 2002; and

•	Consolidated statements of income, retained income and cash flows for each of the years in the three-year period ended December 31, 2003.

The prospectus also incorporates by reference the following unaudited interim financial statements:

•	Consolidated balance sheets as at March 31, 2004, June 30, 2004 and September 30, 2004;

•	Statements of consolidated income, retained income and cash flows for the three-month periods ended March 31, 2004 and 2003; for the three and six-month periods ended June 30, 2004 and 2003; and the three and nine-month periods ended September 30, 2004 and 2003.

We are advised by the Company and understand the Company is permitted under applicable securities laws and an exemption order issued by Canadian securities regulatory authorities to incorporate by reference, financial statements of CPRL in the prospectus in lieu of financial statements of the Company.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

We have not audited any financial statements of CPRL as at any date or for any period subsequent to December 31, 2003. Although we have performed an audit for the year ended December 31, 2003, the purpose and therefore the scope of the audit, was to enable us to express our opinion on the consolidated balance sheets as at December 31, 2003 and 2002 and the statements of consolidated income, retained earnings and cash flows for each of years in the three-year period ended December 31, 2003 but not on the financial statements for any interim period within those years or subsequent to them. Therefore, we are unable to and do not express an opinion on above-mentioned unaudited interim financial statements, nor on the financial position, results of operations or cash flows of CPRL as at any date or for any period subsequent to December 31, 2003.

We have, however, performed a review of the unaudited interim financial statements of CPRL as at March 31, 2004, June 30, 2004 and September 30, 2004 and for the three-month period ended March 31, 2004 and 2003, for the three and six-month periods ended June 30, 2004 and 2003 and for the three and nine-month periods ended September 30, 2004 and 2003. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all-significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

(2)

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, R.J. Ritchie, President and Chief Executive Officer of Canadian Pacific Railway Limited, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:	October 29, 2004

Signed:	R.J. Ritchie

R.J. Ritchie
President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, M.T. Waites, Executive Vice-President and Chief Financial Officer of Canadian Pacific Railway Limited, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:	October 29, 2004

Signed:	M.T. Waites

M.T. Waites
Executive Vice-President and Chief Financial Officer